Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

March 16, 2021

CONTENTS

I.	INTRODUCTION AND FORWARD-LOOKING STATEMENTS	1
II.	CORPORATE STRUCTURE	3
III.	GENERAL DEVELOPMENT OF THE BUSINESS	3
	Overview	3
	History	4
	Recent Developments	5
	Overview of the Last 3 Years	5
	Year ended December 31, 2020	5
	Year ended December 31, 2019	10
	Year ended December 31, 2018	16
IV.	DESCRIPTION OF THE BUSINESS	21
	Intellectual Property	30
	Manufacturing and Scalability	34
	Facilities	34
	Regulatory Process	34
	Specialized Skill and Knowledge	35
	Scientific and Clinical Advisory Committee	35
	Equipment and components required to conduct activities	36
	Environmental Protection	36
	Employees	36
V.	RISK FACTORS AND UNCERTAINTIES	37
VI.	DIVIDENDS	65
VII.	DESCRIPTION OF CAPITAL STRUCTURE	66
VIII.	MARKET FOR SECURITIES	66
	Trading Price and Volume	66
	Prior Sales	67
IX.	DIRECTORS AND OFFICERS	67
	Directors	67
	Executive Officers	71
	Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions	72

	Conflicts of Interest	73
X.	CORPORATE GOVERNANCE	73
	Board of Directors	73
XI.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	76
XII.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77
XIII.	TRANSFER AGENT AND REGISTRAR	78
XIV.	MATERIAL CONTRACTS	78
XV.	INTERESTS OF EXPERTS	78
XVI.	ADDITIONAL INFORMATION	78

I.	INTRODUCTION AND FORWARD-LOOKING STATEMENTS

The information contained in this Annual Information Form is stated as at December 31, 2020, unless otherwise indicated. Unless otherwise indicated or if the context otherwise requires, “IMV”, “the Corporation”, “we”, “us” and “our” refer collectively to IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 and to its subsidiary, Immunovaccine Technologies Inc. (“IVT”).

Unless specified otherwise, all amounts are presented in Canadian dollars.

Certain statements in this Annual Information Form (“AIF”) may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this AIF, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this AIF. Forward looking statements include, among others:

  The Corporation’s business strategy;

  Statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

  Potential sources of funding;

  The Corporation’s ability to obtain necessary funding on favorable terms or at all;

  The Corporation’s expected expenditures and accumulated deficit level;

  The Corporation’s ability to obtain necessary regulatory approvals;

  The expected outcomes from the Corporation’s pre-clinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

  The Corporation’s expected outcomes from its pre-clinical studies and trials;

  The Corporation’s expected outcomes from its ongoing and future research and research collaborations;

  The Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

  The Corporation’s plans for the research and development of certain product candidates;

  The Corporation’s progress in developing a vaccine candidate against COVID-19 based on the Corporation’s proprietary drug delivery platform;

  The Corporation’s strategy for protecting its intellectual property;

  The Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

  The Corporation’s ability to obtain licences on commercially reasonable terms;

  The Corporation’s plans for generating revenue;

  The Corporation’s plans for future clinical trials; and

  The Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this AIF are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

  Positive results of pre-clinical assays, studies and clinical trials;

  The Corporation’s ability to successfully develop existing and new products;

  The Corporation’s ability to hire and retain skilled staff;

  The products and technology offered by the Corporation’s competitors;

  General business and economic conditions, including as a result of the pandemic outbreak of COVID-19;

  The Corporation’s ability to accurately assess and anticipate the impact of COVID-19 of the Corporation’s clinical studies and trials and operations generally;

  The Corporation’s ability to protect its intellectual property;

  The coverage and applicability of the Corporation’s intellectual property rights to any of its products;

  The Corporation’s ability to manufacture its products and to meet demand;

  The general regulatory environment in which the Corporation operates;

  The Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its products; and

  Obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this AIF does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic occurring in the first quarter of 2020 and the ongoing and developing resulting indirect global and regional economic impacts. The Corporation is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. It is anticipated that the spread of COVID-19 and global measures to contain it, will have an impact on the Corporation, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this AIF are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this AIF were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

II.	CORPORATE STRUCTURE

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. In September 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis. The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

The Corporation has one wholly-owned subsidiary, Immunovaccine Technologies Inc., which is incorporated under the laws of the Province of Nova Scotia.

III.	GENERAL DEVELOPMENT OF THE BUSINESS

Overview

IMV is a biopharmaceutical company committed to improving the treatment of cancer and giving patients with hard-to-treat cancers a chance to enjoy a long and healthy life. IMV is using its DPX delivery technology (“DPX platform” or “DPX”), in order to achieve targeted specific, and sustainable immune activation. The Corporation is developing a portfolio of DPX-based immunotherapies that address unmet medical needs, and its lead product candidate, maveropepimut-S (”DPX-Survivac”) is a pipeline in a product that generates sustained and targeted immune responses against Survivin, a tumor-associated protein, overexpressed in a high number of tumor types. With the financial support of the Canadian Government, IMV also initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform.

IMV is headquartered in Dartmouth, Nova Scotia and has an office in Quebec City, Quebec and as at December 31, 2020, had 77 full time employees.

IMV’s lead candidate, maveropepimut-S is a proprietary subcutaneous formulation of our DPX delivery platform with five unique HLA-restricted survivin peptides and is known to induce a sustained and specific cytotoxic CD8+ T cell response against survivin expressing cancer cells. Survivin, recognized by the National Cancer Institute as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by maveropepimut-S.

Maveropepimut-S has received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (“EMA”) in the ovarian cancer indication.

Maveropepimut-S, in association with low-dose cyclophosphamide (“CPA”), used as an immune modulator, is being evaluated in three phase 2 studies across 6 indications, with and without Merck’s Keytruda® (pembrolizumab):

  An IMV-sponsored trial in patients with advanced platinum-sensitive and resistant ovarian cancer;

  An investigator-sponsored trial in combination with Merck’s Keytruda® and in patients with recurrent/refractory DLBCL; and

  An IMV-sponsored basket trial in combination with Merck’s Keytruda® in patients with select advanced or recurrent solid tumors in muscle invasive bladder, liver (hepatocellular carcinoma, HCC), ovarian, or non-small-cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The Corporation expects to continue the evaluation of maveropepimut-S in different cancer indications and to expand its clinical portfolio with other DPX-based immunotherapies. Our DPX platform is a versatile technology that gives IMV the opportunity to develop new immunotherapies in its portfolio with the goal to address more unmet medical needs in the future. Also, the Corporation believes that its DPX platform offers a novel way to deliver drugs to the human body. IMV continues to evaluate business development opportunities in potential new areas of interest.

DPX-COVID-19, IMV’s vaccine candidate against SARS-CoV-2, is an intramuscular DPX-based formulation with multiple peptides of the virus spike. This second-generation vaccine aims to be complementary to traditional or mRNA vaccines and to potentially offer long lasting protection. DPX-COVID-19 generated strong and long-lasting immune responses in preclinical assays in animal models.

The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

History

The Corporation commenced operations in March 2000, based on animal health research pioneered at Dalhousie University in Halifax, Nova Scotia, when it was contracted by the Department of Fisheries and Oceans to develop a contraceptive to control the seal population. The Corporation was able to develop a contraceptive and delivery system that demonstrated effectiveness such that 90% of seals, 10 years after treatment, were still contracepted after a single dose.

From 2000 to 2008, the Corporation concentrated its research efforts on animal contraception for both wildlife and companion animals, while also working on vaccines for infectious diseases in livestock with CSL Animal Health, a division of CSL Limited, which was subsequently acquired by Pfizer Inc. (“Pfizer”). The Pfizer Animal Health division was later spun out into Zoetis.

Over those years the Corporation continued to develop its various technologies and began exploring potential new human applications. This research eventually led to acquiring survivin cancer targets from Merck KGaA. Using traditional vaccine delivery technology, Merck had been unable to generate optimal T cell activation. Reformulating survivin cancer targets in its DPX delivery platform, IMV saw different results in preclinical research highlighting the potential for the treatment of human cancers. Thus, the Corporation’s first clinical candidate, DPX-Survivac, emerged. Since then, several clinical studies have demonstrated the potential of DPX-Survivac in cancer and today the corporation is continuing its development in 6 different cancer indications across multiple phase 2 studies.

Recent Developments

Overview of the Last 3 Years

The following events significantly influenced the general development of the business of the Corporation:

Year ended December 31, 2020

  On December 28, 2020, updated progress on its COVID-19 vaccine program including:

    Completed safety studies that include GLP toxicology and confirmed a favorable safety profile;

    Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (Day 140);

    Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;

    Demonstrated T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation; and

    Demonstrated stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least 3 months.

  In regard to DPX-COVID-19, the Company continues its efforts to:

    Perform additional preclinical studies; and

    Submit preclinical study results on the selection of the peptides composing DPX-COVID-19 and the data supporting the Phase 1/2 clinical trial to a peer-reviewed scientific journal.

  On December 3, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose CPA (CPA) in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. As presented on December 3, 2020, 19 patients were evaluable for efficacy with one patient (5%) still receiving treatment. Notably, the majority of patients had received >3 lines of prior therapy and were resistant or refractory to their last platinum regimen. Key findings on the safety and efficacy of DPX- Survivac/CPA are outlined below:

    79% of patients (5 PR and 10 SD) showed clinical benefits;

    Durable clinical benefits over 6 months were observed in 7 patients (37%):

      5 patients (26.3%) demonstrated clinical benefit duration of approximately one year (11-16 months) with two patients still benefiting from treatment

    Long tail progression free survival (PFS) was observed and consistent with immunotherapies in other cancer indications:

      mPFS: 4.47 months

          6-month PFS of 39%

          12-month PFS of 20%

        66.1% 12-month overall survival rate. As more than 50% of patients are still alive, the median overall survival (mOS) has not been reached; and

        Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

      Extensive translational analyses are ongoing on collected peripheral blood mononuclear cells (PBMC), tumor tissue and plasma. Results obtained so far link the observed clinical benefit with survivin-specific T cells, supporting DPX-Survivac’s unique mechanism of action.

        Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients; and

        Treatment-induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment.

      On November 10, 2020, the appointment of Andrew Hall to the newly created role of Chief Business Officer.

      On November 9, 2020, that the Corporation’s T cell therapy demonstrates an 86% ORR in combination with Merck’s Keytruda® (pembrolizumab) in patients with PD-L1 positive r/r DLBCL.

      All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced PD (n=9) or a SD (n=2).

      The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

      As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

        Observed 100% Disease control rate (SD, PR or CR); and

        86% (6/7 subjects) Objective Response Rate (3 CR, and 3 PR).

      On October 16, 2020, that it entered into an Equity Distribution Agreement with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell, through “at-the-market” offerings on Nasdaq, Common Shares from time-to-time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from this offering for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes.

      On October 8, 2020, updated progress on its COVID-19 vaccine program including:

        Confirmed an additional $5.4 million in government funding from National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) for the clinical development and manufacturing of DPX-COVID-19;

        In consultation with Health Canada, IMV has decided to combine its original phase 1 and 2 studies into a single trial with the potential to accelerate clinical development and the timeline of the overall project. The design of this larger study will incorporate the same two-age strata cohorts (18-55 years old and over 55 years old) as originally designed; and

        IMV has entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19. This collaboration has the potential to bring two additional production sites in India and Europe with capacity to produce several hundred million doses of DPX-COVID-19.

      On August 5, 2020, confirmed $4.75 million of funding from Canadian governmental agencies to advance Phase 1 clinical development of is vaccine candidate, DPX-COVID-19. The Corporation is receiving $4.15 million in advisory services and funding from the NRC IRAP,/Atlantic Canada Opportunities Agency (“ACOA”)/and/Next Generation Manufacturing Canada (“NGen”)/to support rapid scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received $600,000 from the NRC IRAP
      Innovation Assistance Program (“IRAP IAP”).

      On July 20, 2020, appointed Michael P. Bailey to its Board of Directors.

      On July 14, 2020, updated progress on its COVID-19 vaccine program. Since IMV announced the selection of its vaccine candidate on May 21, 2020, the Corporation has made significant progress including:

        Preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;

        The Corporation has completed the cGMP formulation and manufacturing process development for DPX-COVID-19; and

        Multiple batches have been successfully produced at IMV.

      On June 30, 2020, that in order to maintain the remainder of its at-the-market (“ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated June 30, 2020 with Piper Sandler & Co. (“Piper Sandler”) pursuant to which the Corporation may from time to time sell through “at-the-market” offerings (the “ATM Offering”), with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$24.5 million under the ATM Prospectus Supplement. This amount reflects the amount which remains unsold following the Corporation entering into the initial equity distribution agreement with Piper Sandler for an aggregate amount of US$30 million as of such date and was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 5, 2020.

      On May 29, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose CPA (CPA) in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer.

      As of data cut-off date, May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received/>3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of DPX-Survivac/CPA are outlined below:

        5/19 patients (26%) achieved a PR with tumor regression >30% on target lesions;

        15/19 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions;

          Tumor shrinkage of target lesions was observed in 10 patients (53%).

        Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site;

        Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%);

          5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD; and

          The two patients with SD are about to reach the 1-year mark.

      Translational analyses on longitudinally collected peripheral blood mononuclear cell (PBMC) and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting DPX-Survivac’s unique mechanism of action. Key translational findings are outlined below:

          Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients; and

          Treatment induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCR² repertoires in five subjects who achieved stable disease.

    These data were presented in a poster session (Abstract Number: 6075) at the ASCO20 Virtual Scientific Program.

      On May 21, 2020, that it had selected a vaccine candidate against COVID-19 to advance into human clinical studies and has positive preclinical results demonstrating robust immunogenic and antibody responses from the majority of peptide epitopes. The antibody responses observed were equivalent or superior to levels achieved with DPX-RSV, which delivered a robust and sustained immune response in a Phase 1 study. Based on these data, the Corporation has selected multiple peptide epitopes to be formulated within its DPX platform to form a vaccine candidate against the novel coronavirus, DPX-COVID-19.

      On May 7, 2020, the completion of a private placement (the “Private Placement”) of 8,770,005 units of the Corporation (each, a “Unit”) at the market price of $2.86 per Unit. With aggregate gross proceeds of approximately $25.1 million, this non-brokered private placement is being co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Corporation, along with participation by Altium Capital, also a new investor in IMV, together with incumbent investors.

      On March 30, 2020, that it had made significant progress on the development of DPX-COVID-19, a vaccine candidate against the novel coronavirus, including:

        The Corporation has used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2;

        Based on this analysis, IMV has begun manufacturing peptide candidates targeting these epitopes as well as planning with IMV’s suppliers and contract manufacturers to prepare for the cGMP batch required to support a clinical study in humans;

        In collaboration with Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City, preclinical assays in animal models are also planned in April through May of this year to validate the safety and potency of the vaccine candidate before initiating the human clinical study;

        In collaboration with Joanne Langley, M.D. at the Canadian Center for Vaccinology (CCfV) and the Canadian Immunization Research Network (CIRN) the design of a Phase 1 clinical study in 48 healthy subjects has been completed and clinical sites identified in both Nova Scotia and Quebec;

        IMV has initiated discussions with Health Canada in preparation for a CTA. A meeting is being scheduled in the week of April 20, 2020 with the goal to initiate the clinical study in the summer of 2020; and

        The Corporation has submitted several grant applications in Canada in an effort to help support its clinical program.

      On March 18, 2020, that it is advancing the clinical development of a DPX-based vaccine candidate against COVID-19. The goal of the development program, in collaboration with lead investigators for the phase 1 clinical study:/Joanne Langley, M.D. and/Scott Halperin, M.D., of the/ CCfV at/Dalhousie University, the/Izaak Walton Killam Health Center/and the/Nova Scotia Health Authority/and the CIRN; along with Dr./GaryKobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in/Quebec City/and/ GUARD in/Canada, is to establish the clinical safety and immunogenicity of a vaccine candidate based on the Corporation’s DPX delivery technology and incorporating peptides targeting novel epitopes from the coronavirus strain.

      On February 25, 2020, that updated results from DeCidE1, an ongoing Phase 2 study of its lead candidate, DPX-Survivac, in patients with advanced recurrent ovarian cancer were reported during a conference call and webcast.

    All 22 patients with advanced recurrent ovarian cancer enrolled in this arm of the study were heavily pre-treated, with the median number of prior therapies greater than three.

    As of February 24, 2020, 19 patients were evaluable for efficacy with six patients (31%) still receiving treatment. Key preliminary findings are outlined below:

        15 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions:

          Tumor shrinkage of target lesions was observed in 10 patients (53%).

        Durable clinical benefits lasting ≥6 months were observed in seven patients (37%) so far:

          Four of these seven patients (21% of evaluable patients) achieved PR with tumor regression >30% on target lesions;

          Three stable diseases were ongoing for > 6 months (range 7-9) including -29.5% and -12% tumor regressions; and

          Median duration not reached yet, with five of these seven (71%) patients still on treatment at > 6 months (range 7-10).

        Analysis of Baseline Tumor Burden (BTB) showed durable clinical benefits across a broad range of BTB (1.5-7.7 cm) with a higher number of patients achieving benefits in BTB < 5 cm as previously observed in other arms of the study:

          Six out 11 with BTB < 5 cm (55%) achieved clinical benefits lasting > 6 months.

        Durable clinical benefits include platinum-resistant and refractory patients who previously received PARP inhibitors and bevacizumab; and

        Treatment was well-tolerated, with most adverse events being Grade 1-2 reactions at the injection site.

      On February 14, 2020, that Albert Scardino was to retire from the IMV Board of Directors effective February 28, 2020.

      On February 4, 2020, the presentation of clinical translational data supporting the mechanism of action of its lead compound, DPX-Survivac, during the 2020 ASCO-SITC Clinical Immuno- Oncology Symposium, being held in Orlando, FL.

    As part of this analysis, the Corporation measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating DPX-Survivac alone or in a combination regimen in patients with platinum-sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

        DPX-Survivac generated survivin-specific T cells in the blood of 80% of patients sampled;

        Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with DPX-Survivac;

        DPX-Survivac induced enrichment in T cell, cytotoxic lymphocytes and B cell-specific signatures which correlate with clinical response; and

        Antigen-specific T cells retained their functionality throughout the duration of treatment.

    Year ended December 31, 2019

      On December 8, 2019, the Corporation announced updated results on the SPiReL study, an ongoing Phase 2 investigator-sponsored study of DPX-Survivac in combination with pembrolizumab in patients with recurrent/refractory diffuse large B-cell lymphoma (r/r DLBCL) that were presented in a poster session at the 61st American Society of Hematology (“ASH”) Annual Meeting in Orlando, FL.

      In the poster presentation, Dr. Neil Berinstein reported updated clinical results from the ongoing Phase 2 SPiReL study. Highlights of this preliminary data are outlined below:

        7/9 (77.8%) evaluable subjects exhibited clinical benefit, including three (33.3%) complete responses and two (22.2%) partial responses;

        Reproducible survivin-specific T cell responses observed in all subjects that achieved clinical responses on treatment;

        One subject, who received three prior lines of systemic therapies and failed autologous stem cell transplant, reached a complete response at the first on-study scan following treatment with the DPX-Survivac combination regimen and remains free of disease recurrence after completing the study; and

        Clinical benefits and favorable toxicity profile observed in a heterogenous population of r/r DLBCL patients, including patients of advanced age and/or with comorbidities, who are more susceptible to adverse effects and more difficult to treat.

      On October 30, 2019, the Corporation announced the appointment of Dr. Joanne Schindler, M.D., D.V.M. as its new Chief Medical Officer, effective November 4, 2019.

      On September 30, 2019, IMV presented preliminary results from its ongoing Phase 2 basket trial, during the Immunotherapy of Cancer poster session at the European Society for Medical Oncology (ESMO) 2019 Congress in Barcelona, Spain.

      Preliminary results from the phase 2 Basket Trial:

        At the time of cut-off, 23 patients were enrolled across all five patient cohorts. This includes 19 patients across all cohorts who received DPX-Survivac in combination with pembrolizumab with CPA, and four patients from the ovarian cancer cohort receiving DPX-Survivac with only pembrolizumab;

        Preliminary results from the first on-study scan showed tumor reduction in patients with ovarian cancer (with and without CPA), NSCLC and bladder cancer;

        Partial responses observed at first scan in two subjects (bladder cancer, ovarian cancer); 19 out of 23 subjects are still active on study treatment;

        T cell infiltration observed in biopsy samples from subjects who achieved tumor reduction on treatment;

        Eight ovarian cancer patients were enrolled in the study, randomized 1:1 to treatment with and without CPA; Tumor control and tumor reductions were observed in both groups; and

        Safety evaluation on all evaluable patients demonstrated that treatment was well-tolerated, with no related Grade 3-4 or immune-related adverse events (“AEs”) reported.

      On September 4, 2019, the Corporation announced a collaboration with The Wistar Institute and Meenhard Herlyn, D.V.M., D.Sc., professor in the Molecular and Cellular Oncogenesis Program and director of Wistar’s Melanoma Research Center.

      Under this collaboration, IMV and The Wistar Institute will partner to develop a targeted T cell therapy against the common BRAF cancer mutation, based on peptides identified by the Herlyn lab. Mutations in this gene are the most frequently identified cancer-causing mutations in melanoma and have been identified in various other cancers, including non-Hodgkin lymphoma, colorectal cancer, thyroid cancer, and non-small cell lung and ovarian carcinomas.

      The project scope includes optimizing the DPX formulation with the BRAF peptides and testing the investigational T cell therapy in the pioneering pre-clinical research models at Wistar. As part of the collaboration agreement, IMV holds an exclusive option to in-license intellectual property related to the program.

      On June 12, 2019, IMV provided updated data on the phase 2 combination trial with Merck’s Keytruda® (pembrolizumab) in DLBCL and at the first “on treatment” assessment, five of the first six patients demonstrated clinical benefit, including four patients with tumor regressions. Two patients reached a complete radiological response, one a partial response and two had stable disease while on study. In addition, the combination continued to demonstrate an acceptable safety profile.

      Updated SPiReL data highlights:

      At the time of data cut-off for this analysis, 11 patients were enrolled in the trial. Efficacy data from the first six evaluable patients are based on modified Cheson criteria:

        Two patients achieved a complete radiological response:

          These patients have shown the best survivin specific T-cell responses to DPX-Survivac among the analyzed samples; and

          One patient with a complete response (“CR”) has completed the one-year study period.

        One patient achieved a PR at first on treatment scan;

        Two patients have reached stable disease:

          Each of these patients has remained progression free for six and eight months while on treatment.

        Objective response rate (“ORR”): 3/6 (50%); Disease Control Rate (DCR): 5/6 (83%);

        One patient with bulky disease progressed at first scan;

        Two subjects are not evaluable, coming off trial at day seven and day 28;

        The treatment combination appears to be well tolerated with only two serious adverse events related to treatment (low white blood count and low neutrophil count); and

        Radiological results from three additional patients are pending.

      On June 3, 2019, investigators shared new positive data for IMV’s DeCidE1 clinical trial at the 2019 American Society for Clinical Oncology (“ASCO”) annual meeting.

      New data from evaluable patients from the phase 2 monotherapy arm of the trial indicated the potential for DPX-Survivac to impact solid tumor growth in hard-to-treat ovarian cancer patients. Longer-term follow-up from the phase 1b portion of the trial continued to demonstrate that the levels of survivin-specific T cells in the blood of patients – a measure of DPX-Survivac’s novel MOA – correlated with durable clinical benefits.

      In a poster presentation, Dr. Janos L. Tanyi, MD, PhD, assistant professor of obstetrics and gynecology at the Hospital of the University of Pennsylvania, provided an update on the clinical results from the first patients enrolled in the phase 2 monotherapy cohort. At the time of the presentation, researchers had enrolled 19 of 28 participants to date:

        Of seven patients evaluable at data cut-off in the monotherapy arm, five showed signs of treatment benefits, including reduction of target lesions in two patients, while two patients progressed;

        Within the group of four patients with low tumor burden – a potential predictor of response – three showed stable diseases including two reductions in tumor burden continuing the positive trend seen in earlier results;

        All subjects evaluable for T cell responses (five of five) showed survivin specific T cell activation in the blood, four of five showed a robust response. IHC analysis for tumor infiltration is continuing; and

        Treatments have been well tolerated.

      The data also highlighted long-lasting responders from the phase 1b portion of the study with key takeaways as follows:

        Prolonged duration of clinical benefits reaching up to more than two years, surpassing the progression-free survival to previous treatments, including platinum-based chemotherapy;

        Long-lasting clinical benefits and high levels of survivin specific T cells are associated with long-term treatment;

        One subject has received DPX-Survivac for more than 21 months so far. This finding is the longest duration of treatment for DPX-Survivac on record to date; and

        It is supportive of DPX Survivac’s ability to maintain high levels of survivin-specific T cells in the blood over a prolonged period of time.

      On April 3, 2019, the Corporation announced that it presented preclinical research at the American Association for Cancer Research (“AACR”) Annual Meeting 2019 that demonstrated how the MOA of IMV’s proprietary DPX technology can enhance a broad spectrum of immune cell infiltration into tumors, which included T cells, Natural Killer (“NK”) cells, and macrophages. Analysis also revealed the differentiated characteristics of the immune cell responses and the potential implications for enhanced anti-tumor activity. In the poster titled, T-distributed stochastic neighbor embedding (t-SNE) analysis of tumor infiltrating lymphocytes after treatment with a T cell activating therapy identifies a unique population of recruited CD8+ T cells and novel options for combination immunotherapy, IMV researchers used specialized data analytics to examine how DPX-based agents, when combined with CPA, induced T cells to infiltrate tumors and attack cancerous cells. The study closely examined the types of immune cell responses and how and why they were able to affect disease. The data indicated that this approach stimulated the infiltration of a broad base of immune cells into tumors, including T cells, NK cells, and macrophages. The specific T cell population that moved into tumors could be grouped based on the co-expression of different checkpoint molecules such as PD-1 and Tim-3. However, those stimulated to infiltrate tumors generally did not express CTLA-4 (a protein found on T cells that inhibits the immune response).

      On March 26, 2019, the Corporation announced preliminary data from the phase 2 cohort of the Decide clinical study. Six patients receiving DPX-Survivac monotherapy with intermittent low-dose cyclophosphamide (mCPA) have reached the first CT scan assessment with key related findings as follows:

        83% of the subjects (5 of 6) show SD, including two tumor regressions

        80% (4 of 5) with stable disease are in subjects with a lower BTB, which also includes the two tumor regressions

      Importantly, in earlier stages of this trial, durable clinical responses occurred after 140 days, and have now lasted for 20 months or more. Additional data at the 140 days mark of this cohort will be available by the end of the first half of 2019.

      This amended phase 2 study evaluates the safety and efficacy of DPX-Survivac monotherapy with mCPA in patients with advanced recurrent ovarian cancer. As of the March 25, 2019 data cut-off date, 13 patients have been enrolled in the phase 2 portion of the trial in addition to the 53 enrolled in the phase 1b cohort. Five patients were randomized into the DPX-Survivac monotherapy cohort. Seven patients had been randomized into DPX-Survivac/mCPA in combination with epacadostat before the phase 2 protocol was amended to stop enrollment in the combination arm. One of the patients in the combination arm elected to switch to the monotherapy arm of the trial. Positive data from the phase 1bportion of the trial led IMV to amend the study to monotherapy inpatients with lower tumor burden.

      The amended phase 2 cohort of the DECIDE trial is targeting an enrollment of at least additional 16 patients in the population with a lower tumor burden. Enrollment is ongoing at multiple sites in the U.S. and Canada.

      On March 18, 2019, that the Canadian bioresearch consortium CQDM has awarded a grant to a collaboration among IMV Inc., Centre de recherche du CHU de Quebec-Universite Laval and La Fondation du CHU de Quebec (“FCHUQc”).

      Under the leadership of Dr. Yves Fradet, MD, professor of surgery and researcher in cancer immunotherapy, and his team, in collaboration with IMV’s team, this project will receive a grant of up to $1.2-million from CQDM and $300,000 from the FCHUQc, to develop a novel dual target T cell therapy for an initial clinical application in bladder cancer.

      The work will target immunogenic peptides identified by Dr. Fradet’s team from the MAGE protein family member A9 (“MAGE-A9”). This protein is frequently expressed in various human cancers including bladder, lung and kidney (1). These peptides will be combined with selected immunogenic peptides from the survivin protein composing the DPX-Survivac T cell drug candidate.

      The researchers believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells can be used to program T cells to destroy tumours and may represent ideal targets for anti- cancer T cell immunotherapies. The collaborators will combine these peptides with IMV’s proprietary DPX technology to develop a first-in-class dual target T cell therapy (DPX-SurMAGE).

      DPX-SurMAGE will be initially evaluated in preclinical studies. Upon successful completion of these preclinical evaluations, researchers are aiming to test the candidate in two clinical studies in patients with:

        Muscle invasive bladder cancer combined with an anti-PD-1 and intermittent low-dose cyclophosphamide (CPA) prior to cystectomy;

        Low-grade highly recurrent non muscle invasive bladder cancer combined with CPA prior to transurethral resection.

      On March 6, 2019, IMV completed a public offering of Common Shares. An aggregate of 4,900,000 Common Shares was issued at a price of $5.45 per Common Share, raising gross proceeds of $26.7 million (the “March 2019 Public Offering”) and on March 11, 2019, the underwriters partially exercised their over-allotment option to purchase additional Common Shares, resulting in the issuance of an additional 504,855 Common Shares at a price of C$5.45 per Common Share for additional gross proceeds of approximately C$2.75 million. The Corporation raised total gross proceeds of approximately C$29.46 million under the March 2019 Public Offering. The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the phase 2 basket trial with Merck in patients with select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

      On January 30, 2019, the Corporation announced an update on its clinical program for its lead investigational treatment, DPX-Survivac, as a potential monotherapy in advanced recurrent ovarian cancer. In December 2018, IMV met with the U.S. Food and Drug Administration (“FDA”) in a Type B meeting to discuss the results to date of its DeCidE1 (DPX-Survivac with low-dose cyclophosphamide and epacadostat) clinical trial and continuing development plan, as well as to obtain agency guidance on a potential accelerated regulatory pathway for DPX-Survivac as a T- cell immunotherapy for the treatment of advanced ovarian cancer in patients with progressing disease.

      FDA meeting highlights include:

        The purpose of IMV’s Type B meeting with the FDA was to request feedback on the design of the clinical program for DPX-Survivac. This program includes the continuing DeCidE1 phase 2 clinical study and a potential future registration trial for accelerated approval in a subset of ovarian cancer patients.

        The FDA reviewed the Corporation’s proposed clinical development plan and acknowledged the potential for accelerated approvals in advanced ovarian cancer based on ORR according to Recist 1.1 criteria with reported median duration of response rate (“DOR”). In addition, the FDA provided important guidance on clinical design considerations for different lines of therapy and platinum-sensitive and resistant patient populations.

        In addition, IMV submitted a protocol amendment for a predictive enrichment approach to the phase 2 DeCidE1 trial, and further discussed those details with the FDA during the Type B meeting. The phase 2 primary end point, based on OOR per Recist 1.1 criteria, is intended to confirm the high response rate and duration of clinical benefits observed in previously announced results in a patient population defined by a clinical biomarker based BTB.

      Multiple clinical sites are now open for enrolment in the DeCidE1 phase 2 trial. Subject to phase 2 results, IMV plans to schedule a follow-up meeting with the FDA to finalize the design of a potential pivotal trial based on ORR and DOR.

      On January 17, 2019, treatment of the first patient in its phase 1 trial evaluating neoepitopes formulated in the Corporation’s proprietary DPX delivery platform in patients with ovarian cancer. The study is part of the Corporation’s DPX-NEO program, which is a continuing collaboration between UConn Health and IMV to develop neoepitope-based anti-cancer therapies.

      Investigators will assess the safety and efficacy of using patient-specific neoepitopes discovered at UConn Health and formulated in IMV’s proprietary DPX-based delivery technology in women with ovarian cancer. Investigators plan to enroll up to 15 patients in the phase 1 study. UConn Health is financing the trial with IMV providing materials and counsel.

    Year ended December 31, 2018

      On December 13, 2018, investigators shared new positive data from IMV’s continuing DeCidE1 clinical trial at the 2018 ESMO Immuno-Oncology Congress. The phase 1b/2 study is evaluating the safety and efficacy of the combination of IMV’s lead candidate DPX-Survivac, low-dose cyclophosphamide, and 100 milligrams or 300 mg of Incyte Corporation’s (“Incyte”) IDO1 enzyme inhibitor epacadostat in patients with advanced recurrent ovarian cancer.

      In a poster presentation, Dr. Oliver Dorigo, MD, PhD, associate professor of obstetrics and gynecology (oncology), Stanford University Medical Center, who served as the trial’s lead investigator and author on the poster, shared top-line safety results from 53 enrolled patients and efficacy data from the 32 participants evaluable for immune-related and clinical responses, as well as blood sample and tumour biopsy analyses;

      Key findings included:

        Evidence of a clinical marker based on BTB, a measure of tumour size predictive of patient response to DPX-Survivac;

        37.5 per cent (12/32) of evaluable study subjects began treatment with a non-bulky disease defined as BTB under five centimetres;

        73 per cent (8/11) of tumour regressions and 80 per cent of clinical responses (4/5) observed in subset of patients with BTB less than five centimeters;

        Responders thus far showing prolonged duration of clinical benefits reaching up to more than two years, surpassing the progression-free interval from their previous chemotherapy treatment;

        Robust systemic survivin-specific T-cell responses and evidence of survivin-specific T cells tumour infiltration correlated with clinical benefits;

        100 per cent of durable clinical responses correlated with T-cell infiltration;

        Epacadostat triggered inhibition of the conversion of tryptophan into kynurenine that was dose dependent; and

        Cohort demographics were balanced and the combination yielded a tolerable safety profile.

      At the time of data cut-off, 53 patients were enrolled in the phase 1b clinical trial, including 14 from the 100 mg epacadostat dosing cohort and 39 from 300 mg epacadostat cohort. Based on 300 mg cohort results, IMV and Incyte agreed to stop dosing patients with epacadostat before completion of the study. Patients who completed at least one CT scan, as required per the trial protocol, were evaluable for response analysis.

      Seventy-one per cent of patients were evaluable for responses in the 100 mg cohort and 56 per cent in the 300 mg dose cohort. At time of data cut-off, eight participants remained on treatment and were being evaluated for clinical responses.

      On November 20, 2018, IMV announced an amendment of its phase 1b/2 clinical trial evaluating the safety and efficacy of IMV’s lead candidate, DPX-Survivac, in combination with either 100 milligrams or 300 mg of epacadostat in patients with recurrent ovarian cancer.

      Review of new data from the phase 1b portion of the clinical trial demonstrate a high response rate and a durable clinical benefit in a subpopulation of patients with a clinical marker predictive of a response to DPX-Survivac and correlated to its novel MOA. New data included:

        Efficacy signals in the subpopulation of patients who received 100 mg dose epacadostat (n = 5) included 100 percent tumour regressions and 100 percent disease control rate; and 60 percent of these patients (3/5) reached a best response of a PR;

        Long duration of clinical benefit observed in responders with a median duration of 590 days, including one patient that has passed the two-year mark without disease progression;

        Clinical benefit correlated to DPX-Survivac’s MOA and clinical study primary end points: survivin-specific T cells in the blood and T cell infiltration into tumours; and

        The safety profile of DPX-Survivac is consistent with the profile observed in the Corporation’s previously reported studies.

      Based on 300 mg cohort results, IMV and Incyte have agreed to stop dosing patients with epacadostat. IMV will continue the phase 1b/2 trial as a monotherapy study evaluating DPX- Survivac in the recurrent ovarian cancer subpopulation. IMV will inform and work with investigators to appropriately modify the study in a manner consistent with the best interests of each patient;

      IMV and Incyte will continue to explore the potential of additional combination studies.

      On November 6, 2018, the Corporation announced the appointment of Dr. Markus Warmuth, MD, a seasoned biopharmaceutical executive, to its board of directors.

      On September 27, 2018, the Corporation announced results of ongoing research to further explore the novel MOA of its RSV vaccine candidate. New data from a preclinical study highlighted the effects of two potential approaches to preventing RSV, comparing a single dose of the bovine version (“DPX-bRSV”) of IMV’s DPX™-based small B cell epitope peptide vaccine candidate for RSV (“DPX-RSV”) to a two-dose conventional investigational bovine RSV vaccine. Researchers found that IMV’s vaccine candidate yielded strong antigen-specific immune responses and a protective effect on disease pathology. The degree of protection was comparable between the two vaccine candidates.

      In this study, researchers compared the effects of both the IMV and conventional RSV vaccine approaches among bovines with known RSV infections (the bovine animal model is considered an optimal model of RSV infection). Researchers administered one dose of DPX-bRSV to one cohort; the second received two doses of a subunit RSV bovine vaccine. Researchers measured immune response with an antibody titer test and assessed disease pathology with a lung lesion score and other clinical parameters (such as body temperature changes).

      They found SH antibodies in 14 of the 15 animals that received DPX-bRSV, and the improvements observed in disease pathology were comparable between the two cohorts. These were the first bovine animal health data to directly correlate the vaccine-induced immune response against IMV’s novel RSV target - the SH viral protein– with measures of disease protection.

      On September 18, 2018, the Corporation announced details of the initial data from its ongoing investigator-sponsored phase 2 clinical trial in DLBCL. In the study, investigators are evaluating IMV’s lead candidate, DPX-Survivac, in combination with low dose cyclophosphamide and Merck’s checkpoint inhibitor Keytruda® (pembrolizumab), in patients with persistent or recurrent/refractory DLBCL.

      The preliminary data included assessments of safety and clinical activity (based on modified Cheson criteriai) for the first four evaluable patients who have completed their first CT scan after the start of treatment. The data showed that:

        Two of the first four evaluable participants showed tumour regressions at the first on-treatment CT scan:

          The first enrolled participant demonstrated a tumour regression of 48% at first on-treatment scan; and

          The second participant demonstrated a partial response (PR) via a tumour regression of 66% at first on-treatment scan.

        Preliminary data from the third participant demonstrated stable disease;

        The other participant had early disease progression less than two months following treatment initiation and was discontinued from the study; and The combination therapy appears to demonstrate an acceptable safety profile, with no serious adverse events reported to date.

      i Cheson, B.D., Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J. and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403

      On September 11, 2018, the Corporation announced an expansion of its clinical program with a phase 2 basket trial in collaboration with Merck evaluating its lead candidate, DPX-Survivac, in combination with low-dose cyclophosphamide and Merck’s anti-PD-1 therapy, Keytruda ® (pembrolizumab), in patients with select advanced or recurrent solid tumours across five indications.

      The open-label, multicentre, phase 2 basket study will evaluate the safety and efficacy of the immunotherapeutic combination agents in patients with bladder, liver (hepatocellular carcinoma), ovarian or NSCLC cancers, as well as tumours shown to be positive for the microsatellite instability high (MSI-H) biomarker. Investigators plan to enroll a maximum of 184 patients across five indications at multiple medical centres in Canada and the United States.

      On August 9, 2018, IMV reached two important milestones in its continuing clinical trial collaboration with Incyte Investigators completed enrolment for both phase 1b dosing cohorts and treated the first patient in the phase 2 component of the combination trial, which was evaluating the safety and efficacy of IMV’s lead candidate, DPX-Survivac, and low-dose cyclophosphamide with (and without) epacadostat in patients with advanced ovarian cancer.

      Investigators completed enrolment in the phase 1b cohorts of the study, with a total of 50 patients across the two dosing groups. The phase 1b study focused on evaluating the safety and efficacy of combining DPX-Survivac, 100 milligrams or 300 milligrams of epacadostat, and low-dose cyclophosphamide in individuals with advanced, platinum-sensitive and resistant ovarian cancer.

      On June 7, 2018, the Corporation announced the addition of Julia P. Gregory to the Board of Directors.

      On June 3, 2018, that investigators shared new positive data in an oral presentation for its DeCidE1 (DPX-Survivac with low dose Cyclophosphamide and Epacadostat) clinical study at the 2018 ASCO annual meeting. This data from the ongoing phase 1b/2 trial evaluated the safety and efficacy of the combination of IMV’s lead candidate, DPX-Survivac, and low dose cyclophosphamide, with Incyte’s IDO1 enzyme inhibitor epacadostat, in patients with advanced recurrent ovarian cancer.

      At the time of data cut-off, 39 patients were enrolled (including 25 new participants in the 300mg cohort with 8 evaluable from day 56 first CT scan). Data from the first 18 evaluable patients across both dosing cohorts showed:

        7 tumour regressions, including 4 PR reported so far (PR, defined as ≥30% decrease in tumour lesion size); and

        Study participants were generally tolerating treatments well, with no related serious adverse events (“SAEs”) reported.

      Data from the first 8 evaluable participants in the 300mg epacadostat dosing cohort at first CT scan included:

        6 patients demonstrated SD at day 56, with 4 of these SDs still on trial at data cut-off; and

        2 patients with tumour regressions observed so far, including one PR with a tumour regression ongoing for more than 9 months.

      Researchers also analyzed patient data to study the combination’s MOA. They examined blood samples and tumour biopsies for the 10 evaluable patients treated in the first dosing cohort. This data showed:

        Survivin-specific T cell responses detected in 100% (10/10) of patients;

        Increase in T cell infiltration post treatment in 37% (3/8) of the analyzable tumour biopsies based on two complementary testing methodologies (RNA sequencing and immunohistochemistry);

        2 of the 3 patients with T cell infiltration showed PRs with significant and durable tumour regressions lasting more than one year; and

        The third patient with T cell infiltration exhibited Progressive Disease (PD) with evidence of down regulation of the major histocompatibility (MHC) presentation pathway and significant increases in suppressive markers, both indicative of mechanisms of resistance.

      On June 1, 2018, trading of the Common Shares began on Nasdaq under the symbol “IMV” and the Common Shares concurrently ceased to be traded on OTCQX.

      On May 2, 2018, the Corporation implemented a consolidation of its outstanding Common Shares on the basis of one new Common Share for every 3.2 outstanding Common Share and changed the Corporation name to IMV Inc.

      On April 24, 2018, the Corporation announced that it entered into an agreement with Incyte to expand their ongoing clinical trial collaboration. The companies plan to add a phase 2 component to their ongoing phase 1b combination study evaluating the safety and efficacy of IMV’s lead candidate, DPX-Survivac, in combination with Incyte’s IDO1 enzyme inhibitor epacadostat and low dose cyclophosphamide in advanced ovarian cancer patients.

      The phase 2 component is a randomized, open label, efficacy study that would include up to 32 additional evaluable subjects. It aimed to evaluate DPX-Survivac and low dose cyclophosphamide with, or without, epacadostat in patients with advanced recurrent ovarian cancer. In accordance with regulatory guidelines for combination trials, the goal of this portion of the program would be to evaluate the clinical contribution of each investigational drug in the combination regimen.

      On April 16, 2018, the Corporation announced the presentation of new research on its T cell activating platform at the AACR annual meeting 2018. In collaboration with Incyte, researchers presented a poster supporting the enhanced anti-cancer immune responses from the combination of IMV’s proprietary T cell activating technology and Incyte’s IDO1 inhibitor program. A second poster analyzed the novel capability, as compared with other formulation technologies, of IMV’s delivery technology to combine a large range of anti-cancer peptides into a single formulation.

      In the poster titled, “Combination of a T cell activating immunotherapy with immune modulators alters the tumour microenvironment and promotes more effective tumour control in preclinical models”, researchers presented new preclinical analysis on the combination of IMV’s DPX-based therapies, Incyte’s epacadostat and low-dose cyclophosphamide, in tumour models. As part of the analysis, researchers also examined the potential for heightened tumour response from T cell infiltration in the tumour microenvironment. The study indicated that the triple combination immunotherapy demonstrated a significant delay in tumour progression. Analysis of the T cells suggested that other immune modulating therapies, such as checkpoint inhibitors, could additionally enhance tumour control.

      Related to IMV’s neoepitope program, researchers presented the poster, “A novel delivery platform containing up to 25 neoantigens can induce robust immune responses in a single formulation”. This study investigated the effects on immune response when formulating a broad range of peptides across multiple delivery technologies, including the Corporation’s proprietary formulation. The study indicated that IMV’s novel technology could incorporate at least 25 neoantigens into a single formulation, which generated strong CD8 and T cell responses, in excess of those induced by other formulations.

      On March 28, 2018, the Corporation announced that the first patient was treated in IMV’s phase 2 study combining DPX-Survivac with low-dose cyclophosphamide administered with pembrolizumab in patients with persistent or recurrent/refractory DLBCL.

      On February 15, 2018, IMV closed a bought deal public offering of Common Shares, raising gross proceeds of $14.375 million.

      On January 31, 2018, the Corporation announced the publication of a preclinical study using magnetic resource imaging (MRI) to follow cancer peptide uptake in tumour models, and to correlate this immune activation to the resulting anti-cancer T cell activity. The Journal of Biomedical Science study, titled “Unique Depot Formed by an Oil Based Vaccine Facilitates Active Antigen Uptake and Provides Effective Tumour Control”, compared the MOA of IMV’s platform for immunotherapeutic stimulation with other technologies.1
      In the study, published on January 27, 2018, researchers tracked how the cancer peptides were trafficked from the injection site to immunogenic activation in the lymph nodes. Researchers correlated this to both activation of T cells and the ensuing efficacy to control tumour progression. They concluded that IMV’s delivery technology had a fundamentally unique MOA. This MOA enabled active and prolonged immune stimulation, as well as better tumour control, as compared to other technologies examined in the study.

      On January 18, 2018, the Corporation announced the appointment of Joseph Sullivan to the newly created role of Senior Vice President, Business Development, effective January 22, 2018.

IV.	DESCRIPTION OF THE BUSINESS

    BUSINESS MODEL AND STRATEGY

    IMV’s goal is to become a leading biopharmaceutical company that develops and commercializes differentiated cancer immunotherapies that are effective, tolerable, and easy-to-handle in a clinical setting. Our current efforts are focused on leveraging the unique mechanism of action of the DPX platform to build a portfolio of cancer immunotherapies that address unmet medical needs. In the context of the current pandemic, the Corporation also initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 based on a modified version of its DPX platform.

    Key elements of the Corporation’s strategy are to:

      Continue to advance maveropepimut-S (DPX-Survivac) associated with low dose CPA in:

        Recurrent, refractory diffuse large B-Cell lymphoma (“r/r DLBCL”)in combination with Merck’s Keytruda®

        Advanced ovarian cancer

[1] Published online, January 27, 2018. DOI: 10.1186/s12929-018-0413-9

        Second stage of basket trial in, at least, two indications: non muscle invasive bladder and MSI high tumor cancers – in combination with Merck’s Keytruda®;

      Evaluate maveropepimut-S associated with low dose CPA in other cancer indications, with Merck’s Keytruda® checkpoint inhibitor or other cancer therapies;

      Develop and investigate new DPX-based immunotherapies in hard-to-treat cancers; and

      Continue to explore the potential of DPX-COVID-19 and other DPX-based vaccines against infectious diseases

    The Corporation intends to be opportunistic in the development of products by exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. The Corporation may seek additional equity and non-dilutive funding and partnerships to advance the development of its product candidates.

    COVID-19 Impact to Clinical Program

    The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team is working closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites have reinitiated enrollment in clinical trials, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples is not impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply is not expected to be impacted at this time. As an added precaution, IMV has developed contingency plans to ensure proper supply of drugs to all clinical sites in the event of future transportation or other constraints.

    PLATFORM AND PRODUCTS IN DEVELOPMENT

    The DPX Platform

    The DPX platform is a versatile delivery technology that can be formulated with a broad set of antigens to generate targeted and sustained immune response. The DPX platform does not release the antigens at the site of injection, it forces an active uptake by immune cells (antigen-presenting cells), allowing antigens to continuously interact with and stimulate the immune system over an extended period of time.

    The Corporation is exploiting this unique mechanism of action (“MOA”) to develop a new class of immunotherapies that represent a paradigm shift from current approaches. The DPX platform can safely increase the immune system’s exposure to a significant number of antigens opening the possibility to mobilize the power of the immune system to treat a broad range of diseases. The Corporation believes that the unique MOA of DPX makes the platform uniquely suitable for cancer immunotherapies and vaccines against infectious diseases, such as COVID-19.

    DPX-based products have important commercial advantages:

      Fully synthetic and easy to manufacture;

      Can accommodate hydrophilic and hydrophobic compounds;

      Lyophilized and reconstituted in lipids in convenient, low microlitre doses;

      Subcutaneous injection for simple in-office administration (no hospitalization);

      Long-term stability (3 years); and

      Low cost of goods and scalable manufacturing.

    The DPX platform forms the basis of all the Corporation’s product development programs. DPX-based candidates have demonstrated to date a good safety profile and sustained immunological activity across all clinical trials, where they have shown efficacy in vulnerable populations, like immune-compromised and older adults. IMV believes in the significant potential of DPX.

    DPX-Survivac – Ongoing Clinical Trials

    DPX-based cancer immunotherapies generate a sustained target-specific immune response. The chosen targets are essential components of cancer biology, preventing any possible evasion from the treatment.

    IMV’s differentiated immunotherapies can readily be combined with other immunotherapeutic approaches, including checkpoint inhibitors.

    Lead Cancer Immunotherapy: maveropepimut-S (DPX-Survivac)

    Our first T cell activating immunotherapy, maveropepimut-S combines the power of the DPX platform and the cancer antigen survivin.

    Survivin is a protein that is found in the 60 human tumor cell lines used for the National Cancer Institute’s anti-cancer drug screening program and plays a critical role in tumor biology as it is associated with tumor resistance to apoptosis, cell differentiation, proliferation, invasion and metastasis. Survivin is an essential component of the biology of cancer.

    Maveropepimut-S is a formulation of IMV’s DPX platform with survivin-based peptides licensed from Merck KGaA, on a worldwide exclusive basis. It is comprised of five minimal major histocompatibility complex class I peptides to activate naïve T cells against survivin.

    By activating survivin-specific killer T cells, maveropepimut-S promotes the destruction of cancer cells and disrupts the fundamental processes of cancer cell survival reproduction and metastasis.

    Maveropepimut-S, in association with low dose CPA, has demonstrated a sustained, survivin-specific immune response with post-treatment T cell infiltration into tumors that was associated with prolonged duration of clinical benefits up to more than three years in certain cases. Maveropepimut-S has demonstrated a well-tolerated safety profile with no related immune or serious systemic adverse events reported. Maveropepimut-S is administrated by subcutaneous injection. Compared to other immuno-oncology therapies, which require intravenous infusions and more extensive safety monitoring, maveropepimut-S may lessen the burden on patients’ quality of life.

    In clinical trials, the Corporation is exploring the activity of maveropepimut-S, in association with intermittent low dose oral regimen of CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as maveropepimut-S, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In Phase 1 clinical studies, IMV has demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of survivin-specific T cells generated by maveropepimut-S (Weir et Al, AACR, 2016).

    Maveropepimut-S, in association with low dose CPA, is being evaluated in three phase 2 clinical trials across 6 different cancer indications with and without Merck’s Keytruda.

    Orphan Drug Status and Fast Track Designation

    The Corporation announced, in November 2016, that the EMA had granted orphan drug designation status to IMV’s DPX-Survivac in ovarian cancer. In July 2015, the FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

    IMV had previously received FDA fast track designation for DPX-Survivac. The designation is intended for patients with no measurable disease after their initial surgery and chemotherapy.

    Ongoing maveropepimut-S (DPX Survivac) Clinical Trials

    DLBCL – SPiReL Phase 2 clinical trial (investigator-sponsored)

    Diffuse large B-Cell lymphoma is the most common and aggressive form of non-Hodgkin lymphoma (NHL) and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates, with the relative 10-year survival rates reported to be around 46%.2

    The SPiReL phase 2 study is a non-randomized, open-label, uncontrolled, efficacy and safety trial in patients with r/r DLBCL led by Dr, Neil Berinstein, MD, FRCP(C), ABIM, hematologist-oncologist at the Odette Cancer Centre at Sunnybrook Health Sciences Centre in Toronto. This investigator-sponsored trial, is designed to evaluate the safety and efficacy of maveropepimut-S in combination with Merck’s Keytruda® (pembrolizumab), associated with intermittent low-dose CPA in patients with r/r DLBCL.

    The primary objective of this study is to document a response rate to this treatment combination using modified Cheson3 criteria of at least 24% (6/25 patients). Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis. In May 2020, the Corporation reported that the study had met its primary efficacy endpoint in the first 11 evaluable patients.

    In November 2020, the study's lead investigator, Dr. Neil Berinstein, presented at The Society for Immunotherapy of Cancer(“SITC”), 35th Anniversary Annual Meeting where he announced the discovery of a potential predictive biomarker. All clinical responses observed (n=6) in the study have been in Program Death Ligand 1 (“PD-L1”) positive subjects (n=7) defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more.

[2] GlobalData: DLBCL, Competitive Landscape in 2021.
[3] Cheson, B.D., Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J. and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403.

    The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

    The PD-L1 pathway regulates T-cell responses allowing tumors to escape the immune system. PD-L1 expression has been extensively studied in relation to the prognosis of various cancers and is approved in multiple tumor types as a predictive biomarker for treatment with checkpoint inhibitors targeting the PD-1/PD-L1 pathway. In DLBCL, PD-L1 has been shown to be expressed in 26% to 75% of patients4,5 (Xu-Monette et al, 2018). and is generally thought to be associated with a poor prognosis and shorter survival.

    In December 2020, Dr. Berinstein also provided an update during a poster presentation at the American Society of Hematology Annual Meeting (“ASH Meeting”). As of the data cut-off date for the presentation at ASH, 19 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis.

    Key findings for the PD-L1+ population (n=7) included:

      Significantly higher median Progression Free Survival (“PFS”) of 230 days, compared to the PD-L1 negative subjects (70 days) with a p-value of 0.007, suggestive of a strong predictive biomarker for this treatment combination;

      Demonstrated an objective response in six subjects (3 Partial Responses (“PR”), 3 Complete Responses (“CR”)), including three subjects who have completed one-year of study treatment,

      Demonstrated an Objective Response Rate (“ORR”) and a Disease Control Rate (“DCR”) at both 85.7%

    Peripheral blood was assessed for survivin-specific ELISpot responses in 15 subjects with available samples. All 3 subjects with a CR, and 3 of 4 subjects with a PR had positive ELISpot responses while only 1 subject with SD and 1 subject with PD demonstrated survivin-specific ELISpot response, suggestive of an association between the clinical responses with the mechanism of action of DPX-Survivac. Overall, treatment was well tolerated. The majority of treatment-related adverse events were grade 1 and 2 severity. A majority of these were injection site reactions associated with the subcutaneous administration of DPX-Survivac.

    Based on these results, IMV engaged with the FDA which provided productive feedback. The Corporation is working with Merck to finalize the protocol of the Phase 2b clinical study which is expected to begin in Q2 2021.

    [4] Y. Suzuki, K. Kohno, K. Matsue, et al. PD-L1 (SP142) expression in neoplastic cells predicts a poor prognosis for patients with intravascular large B-cell lymphoma treated with rituximab-based multiagent chemotherapy. Cancer Med. 2020;9(13):4768-4776.
doi: 10.1002/ca m4.3104.
[5] Xu-Monette, Y. Zijun et al. "PD-1 expression and clinical PD-1 blockade in B-cell lymphomas" Blood vol. 131,1 (2018): 68-83. doi: 10.1182/blood-2017-07-740993.

    During the year ended December 31, 2020, the Corporation spent $720,000 on this phase 2 clinical study, which is $47,000 higher than forecasted due to an additional clinical site being added during the year. The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the cost to complete this study is currently estimated at $400,000, which is expected to be spent in 2021.

    Ovarian Cancer – DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored)

    Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers. According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year. The estimated five-year survival rate for a late-stage diagnosis of ovarian cancer is around 30% to 40% (Matz et al., 2017). Ovarian cancer has overall poor survival rates, compared with other gynecological cancers (World Ovarian Cancer Coalition, 2018). Since the introduction of new targeted therapies (PARP inhibitors), advanced ovarian cancer patients have better survival outcomes from treatment. Nonetheless, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need and no immunotherapy approved yet.6

    DeCidE1 is a phase 2 multicenter, open-label study evaluating the safety and effectiveness of maveropepimut-S, with intermittent low-dose cyclophosphamide used as an immunomodulator to increase the level of survivin-specific T cells. This phase 2 arm enrolled patients with recurrent, advanced platinum-sensitive and –resistant ovarian cancer. Except for one patient, all patients were in an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

    Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary end points include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker translational analyses on collected peripheral blood mononuclear cells, tumor tissue and plasma.

    Top line data presented in December 2020 on 19 evaluable patients demonstrated clinically meaningful activity with long-lasting clinical benefits and an excellent safety/tolerability profile:

      15/19 (79%, 5 PR and 10 SD) evaluable subjects demonstrated disease control. Clinical responses were observed across platinum-sensitive, platinum-resistant, and platinum-refractory patients:

      7/19 evaluable subjects (37%) achieved clinical benefit with partial/stable responses lasting > 6 months and 5 subjects (26%) achieved clinical benefit with partial/stable responses lasting > 12 months;

      Treatment was well-tolerated with the majority of adverse events being grade 1-2 reactions at the injection site;

      12-month overall survival rate was of 66.1%; and

      Translational data confirmed survivin-specific CD8+ T cell immune response in 87% subjects.

    Enrollment is now complete and one patient remains on study for extended dosing. Biomarker analyses are ongoing for which an update will be given once completed. IMV is currently analyzing translational data with the goal of better understanding the mechanism of action of maveropepimut-S and identifying potential predictive biomarkers. Once the analysis of the translational data is completed, the Corporation will request a meeting with the FDA in the second half of the year to finalize the design of a Phase 2b trial.

[6] GlobalData: Ovarian Cancer Opportunity Analysis and Forecasts to 2028

    During the year ended December 31, 2020, the Corporation spent $1.2 million on this phase 2 clinical study, which is $500,000 higher than forecasted due to increased data analysis and certain patients staying on study for extended dosing. The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the cost to complete this study is currently estimated at $300,000, which is expected to be spent in 2021.

    Phase 2 basket trial in 5 solid tumor indications (IMV-sponsored)

    In September 2018, IMV announced a phase 2 basket trial in collaboration with Merck to explore other solid cancer indications with our lead candidate, maveropepimut-S, in association with low dose CPA and in combination with Merck’s Keytruda® (pembrolizumab).

    This open-label, multicenter, phase 2 basket study evaluates the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker. Investigators plan to enroll up to 184 patients across five indications in 20 medical centers in Canada and the United States.

    The objective of this exploratory trial conducted in collaboration with Merck is to identify and select the best solid tumor opportunities for the combination of IMV's T cell therapy with Merck's anti PD-1 checkpoint inhibitor Keytruda© and CPA. Recruitment in the five indications follows a Simon two-stage design and each indication has prespecified success thresholds defined by the expected effect of Keytruda© as a monotherapy agent in that indication.

    Treatments have been well tolerated with no immune-related adverse events or grade 3-4 events reported and T cell infiltration has been observed in subjects with tumor reduction.

    The combination has proven promising for patients with two hard-to-treat solid tumors. The combination therapy is further evaluated in expanded cohorts in metastatic bladder and MSI-H tumor cancers.

    At the time of this update, 116 subjects were enrolled in the study and sufficient data was available for four of the five indications.

      The combination therapy achieved the thresholds in two indications: metastatic bladder and MSI-H tumor cancers. IMV is pleased to announce that the combination therapy will be further evaluated in these two indications.

      The combination therapy did not meet the prespecified criteria to progress to the next stage in NSCLC and ovarian cancer. The Corporation will discuss with its partner Merck to decide whether these indications should be further explored.

      In the Hepatocellular Carcinoma (liver) HCC indication, IMV and its partner Merck have decided to adjust some of the enrollment criteria in order to accelerate enrollment rates. An update will be provided when the enrollment goal is met.

    During the year ended December 31, 2020, the Corporation has spent $7 million on the phase 2 basket trial, which is $1.4 million higher than forecasted due to a spike in enrollment and additional clinical sites opened in early 2020, prior to the onset of the COVID-19 pandemic. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, $29 million is currently estimated to be spent for stage 1 and stage 2 for two indications for this trial, of which $14.3 million has been spent to date and a total of $6.4 million is estimated to be spent in 2021.

    Ovarian Cancer Phase 2 clinical trial (investigator-sponsored)

    University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), maveropepimut-S (DPX-Survivac) associated with intermittent low-dose CPA. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. At this stage, the Corporation has no specific plan on the next steps after this trial as it will have to be assessed with its partner based on the clinical trial results. The Corporation will disclose final results once provided by the UHN Princess Margaret Cancer Centre. The Corporation currently anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, its share of the costs to complete this study are milestone-based and are estimated at $200,000, of which $100,000 is expected to spent in 2021.

    Our Next Cancer Immunotherapy: DPX-SurMAGE

    The Corporation’s second T cell activating immunotherapy, DPX-SurMAGE combines the DPX platform and two cancer antigens: survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including bladder, lung and kidney.

    MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein composing maveropepimut-S to form a dual target T cell activating therapy. The Corporation believes that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent ideal complementary targets for an enhanced DPX-based cancer immunotherapy.

    In 2021, IMV is aiming to begin a phase 1 clinical study to evaluate DPX-SurMAGE in patients with bladder cancer, another unmet medical need. Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following treatment with an immune checkpoint inhibitor.

    Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

    This project is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration will receive a grant of up to $1.2 million from the CQDM and $300,000 from the FCHUQc over three years, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. IMV currently expects to contribute $4.5 million over the next three years towards this project of which $1.7 million was contributed in 2019 and $1.1 million has been contributed in 2020. The Corporation expects to spend an additional $1.3 million toward this project in 2021.

    OTHER COLLABORATIONS IN ONCOLOGY

    From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology. Such collaborators currently include UConn Health and Dana-Farber Cancer Institute. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

    Infectious Diseases

    A component of the Corporation’s business strategy is partnering the DPX platform for infectious and other disease applications. The DPX platform has the potential to generate a rapid and robust immune response, often in a single dose. The unique single-dose capability could prove to be beneficial in targeting difficult infectious and other disease candidates.

    DPX-COVID-19

    With the current pandemic caused by the novel coronavirus, the Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-CoV-2”), there is an urgent need to develop vaccines to control its spread and help protect vulnerable populations. A potential bottleneck with current conventional vaccine approaches is the duration of protection, especially in older adults.

    DPX-COVID-19 is designed to generate potent and durable protection against SARS-CoV-2 and offers the potential for accelerated development and rapid, large-scale production.

    IMV’s targeted peptide epitope approach has the potential to optimize and exceed the safety and efficacy profile of more conventional vaccines:

      Targets non-overlapping functional areas;

      Blocks cleavage and fusion with host cell membrane;

      Potential for improved safety and efficacy and best-in-class in most at-risk populations; and

      Stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least three months, facilitating stockpiling and distribution.

    To date, the Corporation has:

      Completed safety studies that include GLP toxicology and confirmed a favourable safety profile;

      Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (day 140);

      Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;

      Demonstrated T-cell response and natural immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation;

      Qualified for approximately $10 million of non-dilutive funding from different Canadian governmental sources, including up to $5.4 million in milestone-based payments;

      Completed the current good manufacturing practice (cGMP) formulation and manufacturing process development for clinical trials; and

      Entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19 in India and Europe with the anticipated capacity to produce several hundred million doses.

    In consideration of the evolution of the regulatory landscape with regulatory approval of vaccines by a number of countires and a recent update to Health Canada guidance, as well as the emergence of SARS-CoV-2 variants in different countries, the Corporation is conducting complementary preclinical studies including evaluating the impact of new variants and will provide an update once the preclinical studies are completed.

    RSV

    IMV conducted a phase 1 clinical study has been conducted in Canada in respiratory syncytial virus (RSV). The study was conducted in healthy adults and a DPX-RSV candidate was developed to protect the elderly population from infection. The results of this phase 1 study, completed in 2017, outlined that more than nine months after the last vaccination, 15 of 16 participants (93%) who received DPX-RSV demonstrated antigen-specific immune responses. DPX-RSV had a good safety profile and was well tolerated with no SAEs. One dose was tested out to one year and 100% of older adults (7/7 immune responders) maintained antigen-specific immune responses one year after receiving the booster dose. After one year, their antibody levels measured were still at peak with no sign of decrease. The Corporation does not plan to continue the development of this product without a partner.

    Other programs

    Similar to oncology, IMV from time to time enters into collaborations with partners to evaluate the use of the DPX platform with other products targeting infectious diseases. Such collaborations include Leidos and Zoetis. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations and other results only when those are made available to IMV by each of its collaborators.

    Licensing Agreements

    While the Corporation is focused on developing a pipeline of cancer immunotherapies, it is also pursuing opportunities to license its platform technology to other parties interested in creating enhanced T cell targeted therapies on an application-by-application basis.

    In April 2018, IMV signed a licensing agreement and granted SpayVac-for-Wildlife (SFW Inc.) a license to two of its proprietary delivery platforms. SFW Inc. has global exclusive rights to use both of these platforms to develop humane, immune-contraceptive compounds for control of overabundant, feral and invasive wildlife populations against royalties on sales.

    Intellectual Property

    The Corporation strives to protect its intellectual property in established, as well as emerging, markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes twenty patent families, the first of which contains eight patents issued in five jurisdictions (United States, Europe, Canada, Japan, and Australia). The nineteen other families collectively contain forty-six patents issued in eleven jurisdictions (United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, China and separately Hong Kong) and seventy-four pending patent applications in ten jurisdictions. Taking into account the validations of the European patents, the Corporation’s intellectual property portfolio includes one hundred and seven patents.

    U.S. Patent 6,793,923, issued in 2004, contains claims to the Corporation’s platform, covering a vaccine composition comprising any antigen other than a zona-pellucida-derived antigen, any adjuvant, any liposomes and a carrier, including any oil.

    Additional granted patents include:

      European Patent 1333858, granted February 8, 2006;

      Australian Patent 2002214861, granted January 11, 2007;

      Japanese Patent 4164361, granted August 1, 2008;

      United States Patent 7,824,686, granted November 2, 2010;

      Australian Patent 2006301891, granted December 20, 2012;

      Chinese Patent 101282742, granted September 18, 2013;

      European Patent 1948225, granted December 11, 2013;

      United States Patent 8,628,937, granted January 14, 2014;

      Australian Patent 2008303023, granted April 24, 2014;

      Japanese Patent 5528703, granted April 25, 2014;

      Australian Patent 2008307042, granted May 15, 2014;

      Singaporean Patent 166901, granted May 27, 2014;

      Japanese Patent 5591705, granted August 8, 2014;

      European Patent 2296696, granted August 27, 2014;

      Australian Patent 2009253780, granted November 27, 2014;

      Japanese Patent 5715051, granted March 20, 2015;

      Japanese Patent 5731198, granted April 17, 2015;

      Indian Patent 266563, granted May 18, 2015;

      Canadian Patent 2,428,103, granted June 9, 2015;

      Hong Kong Patent 1155642, granted July 24, 2015;

      United States Patent 9,114,174, granted August 25, 2015;

      Chinese Patent 101815529, granted March 9, 2016;

      Chinese Patent 102056622, granted April 6, 2016;

      European Patent 2197497, granted June 1, 2016;

      Japanese Patent 6016970, granted October 7, 2016;

      United States Patent 9,498,493, granted November 22, 2016;

      Canadian Patent 2,700,828, granted January 24, 2017;

      Japanese Patent 6143731, granted May 19, 2017;

      Australian Patent 2012321022, granted July 6, 2017;

      Japanese Patent 6240077, granted November 10, 2017;

      Canadian Patent 2,700,808, granted November 14, 2017;

      Japanese Patent 6254251, granted December 8, 2017;

      Canadian Patent 2,723,918, granted January 9, 2018;

      United States Patent 9,925,142, granted March 27, 2018;

      Israeli Patent 231888, granted May 29, 2018;

      United States Patent 10,022,441, granted July 17, 2018;

      Israeli Patent 209775, granted July 31, 2018;

      Singaporean Patent 11201401177W, granted October 10, 2018;

      United States Patent 10,105,435, granted October 23, 2018;

      European Patent 2978450, granted September 19, 2018;

      Australian Patent 2013384879, granted December 13, 2018;

      Japanese Patent 6448676, granted December 14, 2018;

      United States Patent 10,232,052, granted March 19, 2019;

      United States Patent 10,272,042, granted April 30, 2019;

      Hong Kong Patent 1220914, granted September 6, 2019;

      Canadian Patent 2,622,464, granted September 17, 2019;

      Japanese Patent 6625587, granted December 06, 2019;

      United States Patent 10,533,033, granted January 14, 2020;

      Indian Patent 342041, granted July 20, 2020;

      United States Patent 10,729,766, granted August 4, 2020;

      Chinese Patent 105324128, granted September 1, 2020;

      European Patent 2763698, granted December 2, 2020; and

      Brazilian Patent PI0913612-6, granted December 22, 2020.

    Since 2008, the Corporation has filed 18 Patent Cooperation Treaty (“PCT”) applications relating to the Corporation’s technologies, some or all of which have now been filed in the United States, Europe, Japan, Canada, Australia, China, India, Brazil, Israel, Hong Kong and Singapore. These PCT applications cover specific DPX™ compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. Some of these applications have issued to patent as listed above. These patents, together with the other pending applications if allowed, extend patent protection for some or all DPX™ based compositions, and/or uses thereof, approximately up to the year 2040. The latest published PCT application covers methods of delivering active and immunomodulatory agents using DPX™.

    The Corporation also has a licensing agreement with VIB in relation to patent applications for a Respiratory Syncytial Virus Vaccine (PCT/EP2011/070161) that were filed in Australia, Canada, China, Europe, Japan, and the United States. The licensing agreement stipulates that the Corporation will assume the cost of prosecuting and maintaining the fees associated with the patent applications and issued patents. These applications if allowed, could provide patent protection for an RSV vaccine formulated in DPX™, thereby

    Trademark protection is being and has been sought for the platform name in the United States and Canada.

    Markets and Overview

    Cancer Immunotherapies

    Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2020 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 27.5 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimates given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries. According to the 2020 Cancer Facts & Figures, cancer usually develops in older people; 80% of all cancers in the United States are diagnosed in people 55 years of age or older Adults ages 85 and older are the fastest-growing population group in the US and women outnumber men in this age group because of a longer life expectancy.

    Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources note a high unmet medical need in cancer therapy, noting the median survival rate remains poor. Cancer immunotherapies may provide new and effective treatments. According to a Market & Markets report released in September 2016, the global immunotherapy drug market is projected to reach USD$119.39 billion by 2021 from USD$61.97 billion in 2016, growing at a compound annual growth rate of 14 % during the forecast period of 2016 to 2021. The major players operating in the immunotherapy drug market include F. Hoffmann-La Roche AG (Switzerland), GlaxoSmithKline (U.K.), AbbVie, Inc. (U.S.), Amgen, Inc. (U.S.), Merck (U.S.), Bristol-Myers Squibb (U.S.), Novartis International AG (Switzerland), Eli Lilly and Corporation (U.S.), Johnson & Johnson (U.S.), and AstraZeneca plc (U.K.).

    Cancer immunotherapy seeks to harness the immune system to assist in the destruction of tumors and to prevent their recurrence. There has been significant interest in the field of cancer immunotherapy stemming from recent clinical success in prolonging patient survival with novel compounds. The ability to apply these appropriately has resulted from a greater understanding of the immune dysfunction that is characteristic of cancer. One area in which there have been breakthroughs has been in the area of checkpoint inhibitors, which are compounds that target key regulatory molecules of the immune system. Yervoy® (anti CTLA 4, or ipilumumab, developed by Bristol Myers Squibb) was the first compound in this class to be approved for use in advanced metastatic melanoma. In cancer, these regulators (CTLA-4, PD-1 and its ligand PD-L1) act to inhibit CD8 T cell-mediated anti-tumor immune responses that are crucial for tumor control. Monoclonal antibodies that target PD-1 and PD-L1 have shown unusual efficacy in cancer patients, with a significant percentage of patients experiencing durable response to these therapies. Several of these compounds have been approved in multiple indications. Merck’s Keytruda® (pembrolizumab) and Bristol Myers Squibb’s Opdivo® (nivolumab) received FDA approval in 2014 for advanced melanoma patients who have stopped responding to other therapies. These therapies have subsequently been approved for use in other advanced cancers. These drugs have been shown to be helpful in treating several types of cancer but with success only in a limited percentage of patients. It is not yet known exactly why, though researchers have noticed that these drugs seem to work especially well for patients whose cancer cells have a higher number of mutations.

    Key opinion leaders in the field have indicated that that the solution lies in combining checkpoint inhibitors with other cancer treatments and that the ideal combination is likely to be a therapy that drives tumor specific immune responses. These include novel activating T cell therapies. Our novel class of immunotherapies fit well with checkpoint inhibition therapy because they simultaneously activate sustained tumor-specific T cells, while also releasing the brakes on immune suppression. The success of such combinations should allow pharmaceutical companies to significantly expand the market of their checkpoint inhibitors.

    We believe that activating T cell therapies will become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer. The Corporation believes that targeted T cell therapies will become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer.

    Manufacturing and Scalability

    The Corporation has developed and implemented GMP (Good Manufacturing Practices) manufacturing process for DPX-Survivac. The scale-up methods have been transferred to, and manufacturing has been contracted out to reputable contract manufacturing organizations to manufacture sterile products for clinical purposes.

    Facilities

    The Corporation’s laboratory and head office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia where the Corporation is currently renting premises of approximately 14,941 sq. ft. The Corporation is also renting an administrative office in Quebec City of approximately 2,702 sq. ft. located at 2875 Boulevard Laurier, Suite 220, Quebec.

    Regulatory Process

    The FDA and Health Canada share similar processes by which new products are approved. In both cases, development and approval can be a lengthy process, in some cases over five to 10 years. The FDA approves products for the United States market and Health Canada does so for the Canadian market. Though the processes are generally similar, each regulatory body has its own unique requirements for a product. In order to sell a product in each market, it has to be approved by the appropriate governing body. In most cases, early studies conducted in one jurisdiction will be accepted in the other; however, further and somewhat modified studies may be required in order to have a product approved in another jurisdiction.

    All products typically go through the following steps in order to be approved:

      discovery: early laboratory work to show that a compound can have unique chemical medicinal properties;

      pre-clinical proof-of-concept studies: studies usually conducted in laboratory animals (mice, etc.) to show that a compound is active in a living creature and retains its medicinal properties;

      Phase 1 clinical trial: a small study in human subjects which looks mainly at safety of the compound in humans. In order to be eligible to do a Phase 1 clinical trial, an IND application in the United States or a Clinical Trial Application (“CTA”) in Canada must be filed and approved by the regulatory body. This application must contain information about the safety and efficacy of the compound in laboratory animals, any manufacturing information and chemical analysis. This is a lengthy process, requiring much involved research, conferences with regulatory authorities, clinicians, etc. At the conclusion of a successful Phase 1 clinical trial, a compound is shown safe in humans and further studies are warranted to show its efficacy to treat an illness;

      Phase 2 clinical trial: in a Phase 2 clinical trial, a larger population is used in order to establish appropriate dosing for the compound. This and any other clinical studies are also approved by the regulatory agencies. At the end of a successful Phase 2 clinical trial, the compound is shown to be active in the correct population and a relevant dose is chosen to continue its development;

      Phase 3 clinical trial: a large and sometimes multi-level trial, involving a statistically significant sample of the population for which the compound is designed. Stringent Chemistry, Manufacturing and Controls (CMC) are required which may delay the initiation of the trial. Phase 3 trials are designed to establish the efficacy of the compound and identify potential safety issues that may surface in the general population in order for the regulatory agency to better assess the risk/benefit of the compound when a registration application is made;

      registration application: a New Drug Application (“NDA”) or Biologics Licence Application (“BLA”) has to be filed with the regulatory body describing all of the clinical trials conducted to date, the relevant population, safety data, the label which will be placed on the pharmaceutical product, the sales/marketing information, etc. The regulatory body looks at the package and decides whether approval should be granted; and

      approval: once received, the pharmaceutical product may be sold to the target population. However, clinical studies may continue for the pharmaceutical product for a different segment of population (e.g. children vs. adults).

    Specialized Skill and Knowledge

    The business of the Corporation requires personnel with specialized skills and knowledge in the fields of basic and applied immunology. Researchers must be able to design and implement studies to assess the efficacy of DPX in generating humoral and cellular responses. Specialized knowledge and skills relating to chemistry and formulation process development are also needed. Such knowledge and skills are needed to develop product specific analytical methods and formulation processes. The Corporation has trained scientists with broad experience in these fields.

    The Corporation has subcontracted out several key functions to conduct the clinical program for its clinical trials. However, the Corporation has internal resources, such as a Chief Medical Officer, Vice President of Clinical Research, Vice President of Regulatory Affairs, Clinical and Regulatory Affairs Manager(s) and Clinical Research Associates and utilizes the services of consultants to ensure proper and timely completion of the required activities.

    The Corporation also continues to conduct internal discovery and proof-of-concept work for other potential DPX applications, some of which is anticipated to be done with a partner organization.

    Scientific and Clinical Advisory Committee

    The Corporation has retained experienced academic and industry experts to assist its management in dealing with industry-related issues and how these issues may affect the Corporation’s scientific research and product development.

    The Scientific and Clinical Advisory Committee consists of the following members:

    Grant McFadden, PhD
    Director, Biodesign Center for Immunotherapy, Vaccines and Virotherapy
    Arizona State University

    Michael Aaron Morse,MD
    Professor of Medicine and Professor in the Department of Surgery
    Duke University Medical Center

    Brad Nelson, PhD
    Director and Distinguished Scientist, Deeley Research Centre
    BC Cancer Agency

    Kunle Odunsi, PhD, MD, FRCOG, FACOG
    Cancer Center Deputy Director; Chair of the Department of Gynecologic
    Oncology; and Executive Director, Center for Immunotherapy
    Roswell Park Cancer Institute

    Equipment and components required to conduct activities

    Standard raw materials, component parts, and products required by the Corporation in pursuing its research and development activities are supplied from reputable companies active in the biotechnology industry. Pricing is predictable as there are many alternatives of such supplies that are readily available. In the event where a custom product is required, such materials are obtained from custom synthesis and/or purification manufacturers which operate in accordance with their respective regulations (ISO). These manufacturers are reputable and have been supplying such materials for the biotechnology/ pharmaceutical industry for a long time. There may be a lead time of weeks/months for such custom materials which is known and anticipated. The Corporation has identified the necessary providers of raw materials and services required for producing clinical grade product for its clinical trial activities.

    Environmental Protection

    The Corporation’s discovery and development processes involve the controlled use of hazardous and radioactive materials and, accordingly, the Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To the knowledge of the Corporation, compliance with such environmental laws and regulations does not and will not have any significant impact on its capital spending, profits or competitive position within the normal course of its operating activities. There can be no assurance, however, that the Corporation will not be required to incur significant costs to comply with environmental laws and regulations in the future or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

    Employees

    As at December 31, 2020, the Corporation had 77 full-time and part-time, including 16 employees holding PhD degrees, including one MD, and a number of other employees holding M.Sc. or MBA degrees. The Corporation’s employees are not governed by a collective bargaining agreement. The Corporation depends on certain key members of its management and scientific staff and the loss of services of one or more of these persons could adversely affect the Corporation. See “Risk Factors and Uncertainties”.

V.	RISK FACTORS AND UNCERTAINTIES

    Investing in the Corporation’s securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this Annual Information Form. There are numerous and varied risks, known and unknown, that may prevent the Corporation from achieving its goals. The risks described below are not the only ones that the Corporation will face. If any of these risks actually occur, the Corporation’s business, financial condition or results of operations may be materially adversely affected. In that case, the trading price of the Corporation’s securities could decline and investors in the Corporation’s securities could lose all or part of their investment.

    Risks Related to the Financial Position and Need for Additional Capital

    The Corporation has incurred significant losses since inception and expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

    Since inception, the Corporation has incurred significant operating losses. The net loss was $34.9 million for the year ended December 31, 2020, $27.6 million for the year ended December 31, 2019 and $21.9 million for the year ended December 31, 2018. As of December 31, 2020, the Corporation had an accumulated deficit of $155 million. To date, the Corporation has financed operations primarily through public offerings in Canada, private placements of securities, grants and license and collaboration agreements. The Corporation has devoted substantially all efforts to research and development, including clinical trials. IMV expects to continue to incur significant expenses and increasing operating losses for at least the next several years. The Corporation anticipates that the expenses will increase substantially if and as the Corporation:

      initiates or continues the clinical trials of DPX Survivac and other product candidates, such as DPX- SurMAGE, DPX-BRAF and DPX-COVID-19;

      seeks regulatory approvals for the product candidates that successfully complete clinical trials;

      establishes a sales, marketing and distribution infrastructure to commercialize products for which the Corporation may obtain regulatory approval;

      maintains, expands and protects the Corporation’s intellectual property portfolio;

      continues other research and development efforts;

      hires additional clinical, quality control, scientific and management personnel; and

      adds operational, financial and management information systems and personnel, including personnel to support product development and planned commercialization efforts.

    To become and remain profitable, the Corporation must develop and eventually commercialize a product or products with significant market potential. This development and commercialization will require the Corporation to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of the product candidates, obtaining regulatory approval for these product candidates and marketing and selling those products that obtain regulatory approval. The Corporation is only in the preliminary stages of some of these activities. The Corporation may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable would decrease the value of the Corporation and could impair the Corporation’s ability to raise capital, expand the business, maintain research and development efforts or continue operations. A decline in the value of the Corporation could also cause shareholders to lose all or part of their investment.

    The Corporation will need substantial additional funding. If the Corporation is unable to raise capital when needed, the Corporation would be forced to delay, reduce, terminate or eliminate product development programs, potentially including the ongoing and planned clinical trials of DPX-Survivac or commercialization efforts.

    The Corporation expects expenses to increase in connection with the ongoing activities, particularly as the Corporation continues the research, development and clinical trials of, and seeks regulatory approval for, the product candidates. In addition, if the Corporation obtains regulatory approval of any of the product candidates, the Corporation expects to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. Furthermore, the Corporation will need to obtain additional funding in connection with continuing operations. If the Corporation is unable to raise capital when needed or on attractive terms, the Corporation would be forced to delay, reduce, terminate or eliminate the product development programs, potentially including the ongoing and planned clinical trials of DPX Survivac.

    As of December 31, 2020, the Corporation had cash and cash equivalents of $46.4 million and working capital of $45.5 million.

    The Corporation will need to obtain significant financing prior to the commercialization of any of its products, including funding to complete all of the required clinical trials related to such products. The Corporation does not currently have funds available to enable the Corporation to complete all of the required clinical trials for the commercialization of DPX Survivac and to fund operating expenses through the completion of these trials. The Corporation expects that it will require more than $100 million or more to conduct the clinical trials and fund operating expenses through the completion of these ongoing trials.

    The Corporation’s future capital requirements will depend on many factors, including:

      the progress and results of the clinical trials of DPX Survivac and other product candidates;

      the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates;

      the costs, timing and outcome of regulatory review of any product candidate;

      the costs of commercialization activities, including product sales, marketing, manufacturing and distribution, for any of the product candidates for which regulatory approval is received;

      revenue, if any, received from commercial sales of the Corporation’s product candidates, should any of the product candidates be approved by the FDA, Health Canada or a similar regulatory authority outside the United States and Canada;

      the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing the Corporation’s intellectual property rights and defending intellectual property related claims;

      the extent to which the Corporation acquires or invests in other businesses, products and technologies;

      the Corporation’s ability to obtain government or other third party funding; and

      the Corporation’s ability to establish collaborations on favorable terms, if at all, particularly arrangements to market and distribute product candidates on a worldwide basis.

    Conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and the Corporation may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, the Corporation’s product candidates, if approved, may not achieve commercial success. The Corporation’s commercial revenues, if any, will be derived from sales of products that the Corporation does not expect to be commercially available for several years, if at all. Accordingly, the Corporation will need to continue to rely on additional financing to achieve the Corporation’s business objectives. Additional financing may not be available on acceptable terms to the Corporation, or at all.

    Raising additional capital may cause dilution to existing shareholders, restrict operations or require the Corporation to relinquish rights to its technologies or product candidates.

    Until such time, if ever, as the Corporation can generate substantial product revenues, the Corporation expects to finance its cash needs through a combination of equity offerings, debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Currently, the Corporation does not have any committed external source of funds. The Corporation will require substantial funding to complete the ongoing and planned clinical trials of DPX Survivac and other product candidates and to fund operating expenses and other activities. To the extent that the Corporation raises additional capital through the sale of equity or convertible debt securities, the shareholders ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the shareholders rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting the Corporation’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Corporation raises additional funds through government or other third party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Corporation may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable.

    Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

    The Corporation depends heavily on the success of DPX-Survivac and other product candidates. All of the product candidates are still in preclinical or clinical development. Clinical trials of the product candidates may not be successful. If the Corporation is unable to commercialize the product candidates or experiences significant delays in doing so, the business may be materially harmed.

    All of the product candidates of the Corporation are still in preclinical or clinical development. The Corporation may never be able to obtain regulatory approval for any of its product candidates. The Corporation has committed significant human and financial resources to the development of DPX Survivac, and the DPX Platform. The ability to generate product revenues, which is not expected to occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, especially DPX Survivac, the most advanced product candidate. The success of these product candidates will depend on several factors, including the following:

      successful completion of preclinical studies and clinical trials;

      receipt of marketing approvals from the FDA, Health Canada and similar regulatory authorities outside the United States and Canada;

      establishing commercial manufacturing capabilities by identifying and making arrangements with third party manufacturers for the product candidates;

      maintaining patent and trade secret protection and regulatory exclusivity for the product candidates;

      launching commercial sales of the products, if and when approved, whether alone or in collaboration with others;

      acceptance of the products, if and when approved, by patients, the medical community and third party payors;

      effectively competing with other therapies; and

      a continued acceptable safety profile of the products following approval.

    If the Corporation does not achieve one or more of these factors in a timely manner or at all, the Corporation could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm its business.

    If clinical trials of the product candidates, such as the ongoing and planned clinical trials of DPX Survivac or for DPX-SurMAGE, DPX-BRAF or DPX-COVID-19, fail to demonstrate safety and efficacy to the satisfaction of the FDA, Health Canada or similar regulatory authorities outside the United States and Canada or do not otherwise produce positive results, the Corporation may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of the product candidates.

    Before obtaining regulatory approval for the sale of any product candidate, the Corporation must conduct extensive clinical trials to demonstrate the safety, purity and potency, or efficacy, of the product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of the Corporation’s clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

    The Corporation may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates. Unforeseen events that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates include:

      regulators or institutional review boards may not authorize the Corporation or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

      the Corporation may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

      clinical trials of the product candidates may produce negative or inconclusive results, and the Corporation may decide, or regulators may require, additional clinical trials be conducted or product development programs be abandoned;

      the number of patients required for clinical trials of the product candidates may be larger than anticipated, enrollment in these clinical trials may be slower than anticipated or participants may drop out of these clinical trials at a higher rate than anticipated;

      the Corporation’s third party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all;

      the Corporation might have to suspend or terminate clinical trials of its product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

      regulators or institutional review boards may require that the Corporation or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

      the cost of clinical trials of the product candidates may be greater than anticipated;

      the supply or quality of the product candidates or other materials necessary to conduct clinical trials of the product candidates may be insufficient or inadequate; and

      the Corporation’s product candidates may have undesirable side effects or other unexpected characteristics, causing the Corporation or its investigators, regulators or institutional review boards to suspend or terminate the trials.

    In addition, the patients recruited for clinical trials of the product candidates may have a disease profile or other characteristics that are different than expected and different than what the clinical trials were designed for, which could adversely impact the results of the clinical trials.

    If the Corporation is required to conduct additional clinical trials or other testing of its product candidates beyond those that are currently contemplated, if the Corporation is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, the Corporation may:

      be delayed in obtaining marketing approval for its product candidates;

      not obtain marketing approval at all;

      obtain approval for indications or patient populations that are not as broad as intended or desired;

      obtain approval with labeling that includes significant use restrictions or safety warnings, including boxed warnings;

      have the product removed from the market after obtaining marketing approval;

      be subject to additional post marketing testing requirements; or

      be subject to restrictions on how the product is distributed or used.

    The Corporation’s product development costs will also increase if delays in testing or approvals are experienced. The Corporation does not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays could also shorten any periods during which the Corporation may have the exclusive right to commercialize its product candidates or allow the Corporation’s competitors to bring products to market before the Corporation does and impair the Corporation’s ability to commercialize its product candidates and may harm the business and results of operations.

    If the Corporation experiences delays or difficulties in the enrollment of patients in clinical trials, receipt of necessary regulatory approvals could be delayed or prevented.

    The Corporation may not be able to initiate or continue clinical trials for its product candidates, if the Corporation is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada. In addition, many of the Corporation’s competitors have ongoing clinical trials for product candidates that could be competitive with the Corporation’s product candidates, and patients who would otherwise be eligible for the Corporation’s clinical trials may instead enroll in clinical trials of the Corporation’s competitors’ product candidates.

    Patient enrollment is affected by other factors including:

      severity of the disease under investigation;

      eligibility criteria for the study in question;

      perceived risks and benefits of the product candidate under study;

      efforts to facilitate timely enrollment in clinical trials;

      patient referral practices of physicians;

      the ability to monitor patients adequately during and after treatment; and

      proximity and availability of clinical trial sites for prospective patients.

    The actual amount of time for full enrollment could be longer than planned. Enrollment delays in these ongoing and planned trials or any of the Corporation’s other clinical trials may result in increased development costs for its product candidates, which would cause the value of the Corporation to decline and limit the Corporation’s ability to obtain additional financing, including financing needed to complete the ongoing and planned trials of DPX Survivac. The Corporation’s inability to enroll a sufficient number of patients for these clinical trials or any of the other clinical trials would result in significant delays or may require the Corporation to abandon one or more clinical trials altogether.

    Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

    The Corporation does not have governmental authorization to begin clinical testing of DPX-COVID-19, and the process of conducting necessary clinical studies, manufacturing and clinical organization, as well as obtaining such governmental authorization from Health Canada is not guaranteed.

    The Corporation is at the early stages of developing its proposed vaccine candidate DPX-COVID-19. Creating a new vaccine, testing it for toxicity and efficacy, securing clinical drug supply, scaling production and manufacturing, and establishing supply and distribution logistics are all steps that have significant natural time limitations. We have not received any authorization from Health Canada or any other governmental regulatory authority, to develop or initiate clinical trials for DPX-COVID-19, and although we have identified lead clinical investigators, the Corporation has not entered into any agreements for the establishment of clinical sites. Even if Health Canada were to accelerate the approval processes necessary to permit the Corporation to commence a phase 1 study and subsequent studies and trials to the maximum extent possible, there is no guarantee that if the development of DPX-COVID-19 is successful, the Corporation will secure the necessary regulatory approval for its commercialization or that DPX-COVID-19 will receive market acceptance. In addition, a number of other biotechnology companies, academic institutions and governmental entities are also researching and developing therapies and vaccines to address the COVID-19 pandemic, and many of these competitors have significantly greater financial and scientific resources than the Corporation. In light of the declaration by the World Health Organization of the pandemic, the third-party clinical investigators and clinical site operators that the Corporation may seek to collaborate with on the development of DPX-COVID-19, as well as governmental entities, may decide to prioritize or rationalize their resources in favor of competing therapies and vaccines. In such event, the Corporation’s efforts to develop DPX-COVID-19 could be delayed, which could harm the viability of this development program.

    If serious adverse or undesirable side effects are identified during the development of any product candidate, the Corporation may need to abandon or limit the development of some of its product candidates.

    All of the Corporation’s product candidates are still in preclinical or clinical development and their risk of failure is high. It is impossible to predict when or if any of the Corporation’s product candidates will prove effective or safe in humans or will receive regulatory approval. If the Corporation’s product candidates are associated with undesirable side effects or have characteristics that are unexpected, the Corporation may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk benefit perspective.

    The design or the Corporation’s execution of clinical trials may not support regulatory approval.

    The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. The Corporation does not know whether any Phase 2, Phase 3 or other clinical trials the Corporation may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market the Corporation’s product candidates.

    Further, the FDA, Health Canada and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of the Corporation’s product candidates. The Corporation’s product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. The FDA, Health Canada or other regulatory authorities may disagree with the Corporation’s trial design and the Corporation’s interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA, Health Canada or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than the Corporation requests or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, Health Canada or other regulatory authorities may not approve the labeling claims that the Corporation believes would be necessary or desirable for the successful commercialization of its product candidates.

    Even if any of the Corporation’s product candidates, including DPX-Survivac, receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

    If DPX Survivac or any other product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. Gaining market acceptance for the DPX™ based products may be particularly difficult as, to date, the FDA has only approved a limited number of cancer immunotherapies and the DPX™ based products are based on a novel technology. If these products do not achieve an adequate level of acceptance, the Corporation may not generate significant product revenues and may not become profitable. The degree of market acceptance of the Corporation’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

      efficacy and potential advantages compared to alternative treatments;

      the ability to offer its product candidates for sale at competitive prices;

      convenience and ease of administration compared to alternative treatments;

      the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

      the strength of marketing and distribution support;

      sufficient third party coverage or reimbursement; and

      the prevalence and severity of any side effects.

    If the Corporation is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, the Corporation may not be successful in commercializing its product candidates if and when they are approved.

    The Corporation does not have a sales or marketing infrastructure and has no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any of its product that would be approved in the future, the Corporation must either develop a sales and marketing organization or outsource these functions to third parties. The Corporation currently intends to establish commercialization arrangements with third parties.

    There are risks involved with entering into arrangements with third parties to perform these services. If the Corporation enters into arrangements with third parties to perform sales, marketing and distribution services, its product revenues or the profitability of these product revenues are likely to be lower than if the Corporation were to market and sell any products that it develops. In addition, the Corporation may not be successful in entering into arrangements with third parties to sell and market its product candidates or doing so on terms that are favorable to the Corporation. The Corporation likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If the Corporation does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.

    The Corporation faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it may.

    The development and commercialization of new drug products is highly competitive. The Corporation faces competition with respect to its current or contemplated product candidates, and will face competition with respect to any products that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which the Corporation is developing its current or contemplated product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

    Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to the Corporation’s approaches, and others are based on entirely different approaches. Many marketed therapies for the indications that the Corporation is currently pursuing, or indications that it may in the future seek to address using the DPX platform, are widely accepted by physicians, patients and payors, which may make it difficult for the Corporation to replace with any products that the Corporation successfully develops and are permitted to market.

    There are many FDA approved cancer therapies that may provide equivalent or better efficacy compared to DPX Survivac.

    In addition, the Corporation estimates that there are numerous cancer immunotherapy products in clinical development by many public and private biotechnology and pharmaceutical companies targeting numerous different cancer types. A number of these are in late-stage development.

    The Corporation’s competitors may develop products that are more effective, safer, more convenient or less costly than any that the Corporation is developing or that would render its product candidates obsolete or non competitive. The Corporation’s competitors may also obtain FDA, Health Canada or other regulatory approval for their products more rapidly than the Corporation.

    Many of the Corporation’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than the Corporation. Mergers and acquisitions in the pharmaceutical, biotechnology and device industries may result in even more resources being concentrated among a smaller number of the Corporation’s competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with the Corporation in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the Corporation’s programs.

    Even if the Corporation is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm the business.

    The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. In the United States, recently passed legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, the Corporation might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay the commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues the Corporation is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder the Corporation’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain regulatory approval.

    The Corporation’s ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The Corporation cannot be sure that reimbursement will be available for any product that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which the Corporation obtains marketing approval. Obtaining reimbursement for the Corporation’s products may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, the Corporation may not be able to successfully commercialize any product candidate for which the Corporation obtained marketing approval.

    There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA, Health Canada or similar regulatory authorities outside the United States or Canada. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers the Corporation’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover the Corporation’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in Canada or the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. The Corporation’s inability to promptly obtain coverage and profitable payment rates from both government funded and private payors for any approved products that the Corporation develops could have a material adverse effect on the Corporation’s operating results, the Corporation’s ability to raise capital needed to commercialize products and the Corporation’s overall financial condition.

    The Corporation’s reliance on government funding adds uncertainty to the Corporation’s research and commercialization efforts of its government-funded product candidates.

    The Corporation has received significant funding from government organizations since its inception totaling over $20 million. There is no assurance the Corporation will continue to apply for and/or be awarded government funding in the future. If the Corporation is unable to obtain additional government funding, including as it relates to its DPX-COVID-19 program, it will have to either obtain funds through raising additional capital or arrangements with strategic partners or others, if available, that may require the Corporation to relinquish material rights to certain technologies or potential markets. There is no certainty that financing will be available in amounts the Corporation requires to pursue the planned activities or on acceptable terms, if at all.

    Product liability lawsuits against the Corporation could cause the Corporation to incur substantial liabilities and to limit commercialization of any products that the Corporation may develop.

    The Corporation faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if the Corporation commercially sells any products that it may develop. None of the Corporation’s product candidates have been widely used over an extended period of time, and therefore, safety data is limited.

    If the Corporation cannot successfully defend itself against claims that its product candidates or products caused injuries, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

      decreased demand for any product candidates or products that it may develop;

      injury to the Corporation’s reputation and significant negative media attention;

      withdrawal of clinical trial participants;

      significant costs to defend the related litigation;

      substantial monetary awards to trial participants or patients;

      loss of revenue; and

      the inability to commercialize any products that the Corporation may develop.

    The Corporation currently maintains a clinical trial liability insurance coverage in the amount of $10 million, which may not be adequate to cover all liabilities that it may incur. The Corporation will need to increase its insurance coverage when it begins commercializing its product candidates. Insurance coverage is increasingly expensive. The Corporation may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

    The Corporation may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

    Because the Corporation has limited financial and managerial resources, the Corporation focuses on research programs and product candidates for specific indications. As a result, the Corporation may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. The Corporation’s resource allocation decisions may cause the Corporation to fail to capitalize on viable commercial products or profitable market opportunities. The Corporation’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products.

    The Corporation has based its research and development efforts on its DPX platform. Notwithstanding the large investment to date and anticipated future expenditures in its DPX platform, the Corporation has not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using the DPX platform, the Corporation may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

    The Corporation’s long term business plan is to develop DPX™ based products for the treatment of various cancers and infectious diseases. The Corporation may not be successful in its efforts to identify or discover additional product candidates that may be manufactured using its DPX platform. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

    If the Corporation does not accurately evaluate the commercial potential or target market for a particular product candidate, the Corporation may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for the Corporation to retain sole development and commercialization rights to such product candidate.

    Risks Related to the Corporation’s Dependence on Third Parties

    If the Corporation is not able to establish collaborations, the Corporation may have to alter its development and commercialization plans.

    The Corporation’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. For some of the Corporation’s product candidates, the Corporation plans to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

    The Corporation faces significant competition in seeking appropriate collaborators. Whether the Corporation reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to the Corporation’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with the Corporation for its product candidate. The Corporation may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time consuming to negotiate and document. The Corporation may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

    The Corporation will need to raise capital or develop collaborations with third parties to commercialize its products. If the Corporation is not able to obtain such funding or enter into collaborations for any such product candidate, the Corporation may have to curtail the development of such product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at the Corporation’s own expense. If the Corporation elects to increase its expenditures to fund development or commercialization activities on its own, the Corporation may need to obtain additional capital, which may not be available to the Corporation on acceptable terms or at all. If the Corporation does not have sufficient funds, the Corporation may not be able to further develop these product candidates or bring these product candidates to market and generate product revenue.

    The Corporation expects to depend on collaborations with third parties for the development and commercialization of its product candidates. If those collaborations are not successful, the Corporation may not be able to capitalize on the market potential of these product candidates.

    The Corporation intends to establish commercialization arrangements with third parties. The Corporation’s likely collaborators for any development, distribution, marketing, licensing or broader collaboration arrangements include large and mid size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

    Potential delays include delays in manufacture or clinical trials, failure to produce sufficient quantities of product to conduct trials, or failure to complete trials. The Corporation’s collaborators may fail to meet contractual obligations. They could also pursue other technologies or develop alternative products that could compete with the products the Corporation is developing. If the Corporation does enter into any such arrangements with any third parties, the Corporation will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of its product candidates. The Corporation’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

    Collaborations involving the Corporation’s product candidates would pose the following risks to the Corporation:

      collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

      collaborators may not pursue development and commercialization of the Corporation’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

      collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

      collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the Corporation’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than the Corporation’s;

      a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

      collaborators may not properly maintain or defend the Corporation’s intellectual property rights or may use the Corporation’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate the Corporation’s proprietary information or expose the Corporation to potential litigation;

      disputes may arise between the collaborators and the Corporation that result in the delay or termination of the research, development or commercialization of the Corporation’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

      collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, the Corporation could have to build a sales force.

    Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of the Corporation were to be involved in a business combination, the continued pursuit and emphasis on the Corporation’s product development or commercialization program could be delayed, diminished or terminated.

    The Corporation relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

    The Corporation does not independently conduct clinical trials of its product candidates. The Corporation relies on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. The Corporation’s reliance on these third parties for clinical development activities reduces its control over these activities but does not relieve the Corporation of its responsibilities. The Corporation remains responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires the Corporation to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The Corporation is also required to register ongoing clinical trials and post the results of completed clinical trials on a government sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, these third parties may also have relationships with other entities, some of which may be the Corporation’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct the Corporation’s clinical trials in accordance with regulatory requirements or the Corporation’s stated protocols, the Corporation will not be able to obtain, or may be delayed in obtaining, regulatory approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its product candidates.

    The Corporation also relies on other third parties to store and distribute drug supplies for its clinical trials. Any performance failure on the part of the Corporation’s existing or future distributors could delay clinical development or regulatory approval of its product candidates or commercialization of its products, producing additional losses and depriving the Corporation of potential product revenue.

    The Corporation depends on third-party suppliers to obtain the Corporation’s raw ingredients and intermediate drug substances, which are necessary for the production of the Corporation’s products.

    The Corporation currently procures ingredients and intermediate drug substances for the manufacturing of the Corporation’s pipeline products from specialized suppliers. For some components, including raw ingredients, the Corporation has so far identified only one supplier which is qualified for the Corporation’s GMP process. In the event that a supplier stops supplying the required ingredient(s), the Corporation may need to identify an alternative source of such components and may need to wait until it is qualified for the Corporation’s GMP process before procuring the components, which may cause substantial delays to one or all of the Corporation’s clinical programs.

    Risks Related to the Manufacturing of the Corporation’s Product Candidates

    Natural disasters, public health crises, political crises, and other catastrophic events outside of our control may damage the facilities or disrupt the operations of our strategic partners, third party manufacturers, suppliers or other third parties upon which we rely, and could delay or impair our ability to initiate or complete our clinical trials or commercialize candidate product.

    Our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely have operations around the world and are exposed to a number of global and regional risks outside of our control. These include, but are not limited to, natural disasters, such as earth quakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict, or other events outside of our control.

    An outbreak of a novel strain of coronavirus, identified as COVID-19, was declared a global pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19.

    IMV’s clinical team is working closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites have reinitiated enrollment in clinical trials, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples is not impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply is not expected to be impacted at this time. As added precaution, IMV has developed contingency plans to ensure proper supply of drugs to all clinical sites in the event of future transportation or other constraints. The COVID-19 pandemic continues to rapidly evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business. Depending on its severity and duration, the COVID-19 pandemic may also other risks described in this "Risk Factors" section.

    If the Corporation is unable to commercially manufacture its products, the Corporation could face delayed trial approvals or sales.

    The Corporation has no experience manufacturing commercial quantities of products and does not currently have the resources to commercially manufacture any products that the Corporation may develop. Accordingly, if the Corporation becomes successful in developing any product with commercial potential, the Corporation would either be required to develop the facilities to manufacture independently or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If the Corporation is unable to develop such capabilities or enter into any such arrangement on favourable terms, the Corporation may be unable to compete effectively in the marketplace. If the Corporation is unable to manufacture or contract for a sufficient supply of product on acceptable terms, or if the Corporation encounters delays or difficulties in its relationships with manufacturers or collaborators, its preclinical, clinical testing and/or product sales could be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

    Currently the Corporation is utilizing the GMP services of a contract manufacturing organization (“CMO”) located in the United States for its clinical drug product manufacturing and does not have a fully qualified and approved backup facility. The Corporation may need to approve an alternative CMO to avoid delays in planned clinical programs should there be any issues with the current CMO. The Corporation’s products require a unique manufacturing process and uses specialized equipment manufactured by another third party to manufacture the Corporation’s clinical candidate vaccines. The specialized equipment used during the manufacturing process is made by only one manufacturer. In the event of catastrophic equipment failure and in the event that this particular supplier of the equipment ceases its operations and/ or replacement equipment cannot be procured, alternative suppliers of similar equipment may be sought and additional product development may be required, which may cause significant delays to some or all of the Corporation’s clinical programs.

    Risks Related to the Corporation’s Intellectual Property

    If the Corporation fails to comply with its obligations under its intellectual property licenses with third parties, the Corporation could lose license rights that are important to its business.

    The Corporation is a party to a number of intellectual property license agreements with third parties and expects to enter into additional license agreements in the future. The Corporation’s existing license agreements impose, and the Corporation expects that future license agreements will impose, various diligences, milestone payment, royalty, insurance, indemnification and other obligations on the Corporation. If the Corporation fails to comply with its obligations under these licenses, its licensors may have the right to terminate these license agreements, in which event the Corporation might not be able to market any product that is covered by these agreements, or to convert the license to a non-exclusive license, which could materially adversely affect the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of the Corporation’s licensed rights may result in the Corporation having to negotiate new or reinstated licenses with less favorable terms.

    If the Corporation is unable to obtain and maintain patent protection for its technology and products, or if the Corporation’s licensors are unable to obtain and maintain patent protection for the technology or products that the Corporation licenses from them, or if the scope of the patent protection obtained is not sufficiently broad, the Corporation’s competitors could develop and commercialize technology and products similar or identical to that of the Corporation’s, and its ability to successfully commercialize its technology and products may be adversely affected.

    The Corporation’s success depends in large part on its and its licensors’ ability to obtain and maintain patent protection in the United States and other countries with respect to its proprietary technology and products. The Corporation and its licensors have sought to protect the Corporation’s proprietary position by filing patent applications in the United States and abroad related to its novel technologies and products that are important to its business. This process is expensive and time consuming, and the Corporation may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Corporation will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, the Corporation does not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or products that it licenses from third parties and are reliant on its licensors. Therefore, the Corporation cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of its business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights the Corporation has licensed may be reduced or eliminated.

    The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the Corporation’s and its licensors’ patent rights are highly uncertain. The Corporation and its licensors’ pending and future patent applications may not result in patents being issued which protect its technology or products or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the Corporation’s patents or narrow the scope of its patent protection.

    The laws of foreign countries may not protect the Corporation’s rights to the same extent as the laws of Canada and the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in Canada and the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, the Corporation cannot be certain that itself or its licensors were the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that the Corporation or its licensors were the first to file for patent protection of such inventions.

    Assuming the other requirements for patentability are met, in the United States, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is generally entitled to the patent. Under the America Invents Act, or AIA, enacted in September 2011, the United States moved to a first inventor to file system in March 2013. The Corporation may become involved in opposition or interference proceedings challenging its patent rights or the patent rights of others. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the Corporation’s patent rights, allowing third parties to commercialize its technology or products and compete directly with the Corporation, without payment to the Corporation, or result in its inability to manufacture or commercialize products without infringing third party patent rights. For example, Merck has to maintain patents on antigens licensed to the Corporation.

    Even if the Corporation’s owned and licensed patent applications issue as patents, they may not issue in a form that will provide the Corporation with any meaningful protection, prevent competitors from competing with the Corporation or otherwise provide the Corporation with any competitive advantage. The Corporation’s competitors may be able to circumvent its owned or licensed patents by developing similar or alternative technologies or products in a non infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and the Corporation’s owned and licensed patents may be challenged in the courts or patent offices in Canada, the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit the Corporation’s ability to or stop or prevent the Corporation from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the Corporation’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to the Corporation’s.

    The Corporation may become involved in lawsuits to protect or enforce its patents, which could be expensive, time consuming and unsuccessful.

    Competitors may infringe the Corporation’s patents. To counter infringement or unauthorized use, the Corporation may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of the Corporation’s is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of the Corporation’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation. In addition, the Corporation’s licensors may have rights to file and prosecute such claims and it is reliant on them.

    Third parties may initiate legal proceedings alleging that the Corporation is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of the Corporation’s business.

    The Corporation’s commercial successes depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. The Corporation may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference proceedings before the U.S. Patent and Trademark Office or other similar regulatory authorities. Third parties may assert infringement claims against the Corporation based on existing patents or patents that may be granted in the future. If the Corporation is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and marketing its products and technology. However, the Corporation may not be able to obtain any required license on commercially reasonable terms or at all. Even if the Corporation was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Corporation. The Corporation could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, the Corporation could be found liable for monetary damages. A finding of infringement could prevent the Corporation from commercializing its product candidates or force the Corporation to cease some of its business operations, which could materially harm the Corporation’s business. Claims that the Corporation has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

    The Corporation has research licenses to certain reagents and their use in the development of its product candidates. The Corporation would need commercial licenses to these reagents for any of the Corporation’s product candidates that receive approval for sale in the United States or Canada. The Corporation believes that commercial licenses to these reagents will be available. If the Corporation is unable to obtain any such commercial licenses, it may be unable to commercialize its product candidates without infringing the patent rights of third parties. If the Corporation did seek to commercialize its product candidates without a license, these third parties could initiate legal proceedings against the Corporation.

    The Corporation may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

    Many of the Corporation’s employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although the Corporation tries to ensure that its employees do not use the proprietary information or know how of others in their work for the Corporation, the Corporation may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If the Corporation fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if the Corporation is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

    Intellectual property litigation could cause the Corporation to spend substantial resources and distract its personnel from their normal responsibilities.

    Even if resolved in the Corporation’s favor, litigation or other legal proceedings relating to intellectual property claims may cause the Corporation to incur significant expenses, and could distract the Corporation’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Corporation’s Common Shares. Such litigation or proceedings could substantially increase the Corporation’s operating losses and reduce the resources available for development activities. The Corporation may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Corporation’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Corporation’s ability to compete in the marketplace.

    If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

    In addition to seeking patents for some of the Corporation’s technology and products, it also relies on trade secrets, including unpatented know how, technology and other proprietary information, to maintain its competitive position. The types of protections available for trade secrets are particularly important with respect to the DPX platform’s manufacturing capabilities, which involve significant unpatented know how. The Corporation seeks to protect these trade secrets, in part, by entering into non disclosure and confidentiality agreements with parties who have access to them, such as the Corporation’s employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. The Corporation also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose the Corporation’s proprietary information, including its trade secrets, and the Corporation may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of the Corporation’s trade secrets were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent them from using that technology or information to compete with the Corporation. If any of the Corporation’s trade secrets were to be disclosed to or independently developed by a competitor, its competitive position would be harmed.

    Cyber security incidents and privacy breaches could result in important remediation costs, increased cyber security costs, litigation and reputational harm.

    Cyber security incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Corporation’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-attacks in particular vary in technique and sources, are persistent, frequently change and are increasingly more targeted and difficult to detect and prevent against.

    Disruptions due to cyber security incidents could adversely affect the Corporation’s business. In particular, a cyber security incident could result in the loss or corruption of data from the Corporation’s research and development activities, including clinical trials, which may cause significant delays to some or all of the Corporation’s clinical programs. Also, the Corporation’s trade secrets, including unpatented know how, technology and other proprietary information could be disclosed to competitors further to a breach, which would harm the Corporation’s business and competitive position. If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

    The Corporation is subject to privacy and security regulations with respect to the use and disclosure of protected health information. Subject to limited exceptions, the regulations restrict the Corporation’s ability to use or disclose patient identifiable information without patient consent for purposes other than treatment or health-care operations. Any breach of the Corporation’s systems that results in personal information being obtained by unauthorized persons could adversely affect the reputation of the Corporation and lead to litigation, fines and liability for failure to comply with privacy and information security laws.

    The Corporation relies on a third-party for its information technology (“IT”) function. The Corporation meets with its third-party IT experts on a bi-annual basis to discuss matters related to cyber security. An IT risk assessment is performed on an annual basis with oversight by the Audit Committee and the functionality of internal controls established as a result of this risk assessment are confirmed with the Corporation’s third-party IT experts on a quarterly basis.

    The Corporation must successfully upgrade and maintain its information technology systems.

    The Corporation relies on various information technology systems to manage its operations. There are inherent costs and risks associated with maintaining, modifying and/or changing these systems and implementing new systems, including potential disruption of the Corporation’s internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate its systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into the Corporation’s current systems. In addition, the Corporation’s information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in the Corporation’s business operations and have an adverse effect on its business, prospects, financial condition and operating results.

    Risks Related to Regulatory Approval of the Corporation’s Product Candidates and Other Legal Compliance Matters

    If the Corporation is not able to obtain, or if there are delays in obtaining, required regulatory approvals, the Corporation may not be able to commercialize its product candidates, and its ability to generate revenue may be materially impaired.

    The Corporation’s product candidates, including DPX Survivac, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, Health Canada and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent the Corporation from commercializing the product candidate. The Corporation has not received regulatory approval to market any of its product candidates in any jurisdiction. The Corporation has only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist it in this process. Securing FDA or Health Canada approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA or Health Canada for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA or Health Canada approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA or Health Canada. The Corporation’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude the Corporation from obtaining regulatory approval or prevent or limit commercial use.

    The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. To date, the FDA has only approved one active cellular immunotherapy product. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA or Health Canada has substantial discretion in the approval process and may refuse to accept any application or may decide that the Corporation’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval the Corporation ultimately obtains may be limited or subject to restrictions or post approval commitments that render the approved product not commercially viable.

    Failure to obtain regulatory approval in international jurisdictions would prevent the Corporation’s product candidates from being marketed abroad.

    The Corporation intends to enter into arrangements with third parties under which they would market its products outside Canada or the United States. In order to market and sell the Corporation’s products in the European Union and many other jurisdictions, the Corporation or such third parties must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or Health Canada approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA or Health Canada approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. The Corporation or these third parties may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. Approval by the FDA or Health Canada does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States or Canada does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The Corporation may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market.

    If the Corporation fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of the Corporation’s business.

    The Corporation is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. The Corporation’s operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. The Corporation’s operations also produce hazardous waste products. The Corporation generally contract with third parties for the disposal of these materials and wastes. The Corporation cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the Corporation’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. The Corporation also could incur significant costs associated with civil or criminal fines and penalties.

    Although the Corporation maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. The Corporation does not maintain insurance for environmental liability or toxic tort claims that may be asserted against the Corporation in connection with its storage or disposal of biological, hazardous or radioactive materials.

    In addition, the Corporation may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Corporation’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

    Any product candidate for which the Corporation obtains marketing approval could be subject to restrictions or withdrawal from the market and the Corporation may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products, when and if any of them are approved.

    Any product candidate for which the Corporation obtains marketing approval, along with the manufacturing processes, post approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, among others, submissions of safety and other post marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, cGTP requirements, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved label. The FDA imposes stringent restrictions on manufacturers’ communications regarding off label use and if the Corporation does not market its products for their approved indications, the Corporation may be subject to enforcement action for off label marketing.

    In addition, later discovery of previously unknown problems with the Corporation’s products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

      restrictions on such products, manufacturers or manufacturing processes;

      restrictions on the marketing of a product;

      restrictions on product distribution;

      requirements to conduct post marketing clinical trials;

      warning or untitled letters;

      withdrawal of the products from the market;

      refusal to approve pending applications or supplements to approved applications that it submits;

      recall of products;

      fines, restitution or disgorgement of profits or revenue;

      suspension or withdrawal of regulatory approvals;

      refusal to permit the import or export of the Corporation’s products;

      product seizure; or

      injunctions or the imposition of civil or criminal penalties.

    The Corporation’s future relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose the Corporation to criminal sanctions, civil penalties, program exclusion, contractual damages, reputational harm and diminished profits and future earnings.

    Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of any product candidates for which the Corporation obtains marketing approval. The Corporation’s future arrangements with third party payors and customers may expose the Corporation to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its products for which it obtains marketing approval. Restrictions under applicable United States federal and state healthcare laws and regulations that may impact the Corporation’s activities, include the following:

      the federal healthcare anti kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

      the federal False Claims Act imposes civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

      the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

      the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services;

      the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

      analogous state laws and regulations, such as state anti kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

    Efforts to ensure that the Corporation’s business arrangements with third parties will comply with applicable healthcare laws and regulations in each jurisdiction when the Corporation products will eventually be offered will involve substantial costs. It is possible that governmental authorities will conclude that the Corporation’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If the Corporation’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid in the United States, and the curtailment or restructuring of the Corporation’s operations. If any of the physicians or other providers or entities with whom the Corporation expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

    Contemporary and future legislation may increase the difficulty and cost for the Corporation to obtain marketing approval of and commercialize its product candidates and affect the prices it may obtain.

    The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect the Corporation's ability to successfully commercialize its product candidates, if approved. The United States government, U.S. state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.

    In the United States, the U.S. Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act. For example, the U.S. Tax Cuts and Jobs Act enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the United States Internal Revenue Code, commonly referred to as the individual mandate. The former U.S. Presidential administration issued executive orders which sought to reduce burdens associated with the Affordable Care Act and modified how it was implemented. Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The U.S. Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to the U.S. Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation's automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the U.S. Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic.

    The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the "individual mandate" was repealed by the U.S. Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court which heard oral arguments in the case on November 10, 2020. A ruling is expected in 2021.

    Further changes to and under the Affordable Care Act remain possible. The new U.S. Presidential administration is advocating for legislation to undo changes to the Affordable Care Act made by the prior administration and to further increase the benefits available under the Act. It is unknown precisely what form any such changes or any law would take, and how or whether it may affect the Corporation's business in the future. The Corporation expects that changes or additions to the Affordable Care Act, the U.S> Medicare and Medicaid programs, changes allowing the U.S. federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual U.S. states, could have a material adverse effect on the healthcare industry.

    The Corporation expects that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that the Corporation receives for its product candidates, if approved, and could seriously harm its future revenues. Any reduction in reimbursement from Medicare, Medicaid, or other U.S. government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent the Corporation from being able to generate revenue, attain and maintain profitability of its product candidates, if approved.

    With the enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), as part of the Health Care Reform Law, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product was approved under a BLA. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for the Corporation’s biological products.

    The Corporation believes that if any of its product candidates were to be approved as biological products under a BLA, such approved products should qualify for the four year and 12 year periods of exclusivity. However, there is a risk that the United States Congress could amend the BPCIA to significantly shorten these exclusivity periods, or that the FDA will not consider the Corporation’s product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the Corporation’s reference products in a way that is similar to traditional generic substitution for non biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

    General Risks related to the Corporation

    The Corporation’s future success depends on its ability to retain its key executives and to attract, retain and motivate qualified personnel.

    The Corporation is highly dependent on its executive officers. Although the Corporation has formal employment agreements with each of its executive officers, these agreements do not prevent the Corporation’s executives from terminating their employment with the Corporation at any time. The loss of the services of any of these persons could impede the achievement of the Corporation’s research, development and commercialization objectives.

    Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to the Corporation’s success. The Corporation may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Corporation also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the Corporation relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its research and development and commercialization strategy. The Corporation’s consultants and advisors may be employed by employers other than the Corporation and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Corporation.

    The Corporation may be unable to obtain scientific research and experimental development tax incentive credits in Canada.

    The Corporation is eligible for scientific research and experimental development tax incentive credits in Canada. There is a risk that a Canadian federal or provincial governmental agency could conclude that: (i) some or all of the expenditures were not incurred on scientific research and experimental development activities, (ii) the rate applicable to such credit is different from the rate claimed by the Corporation, and (iii) the related entity does not meet specified criteria for refundable tax credits, and therefore the governmental agency could reduce or disallow claims for such credits, including refundable credits previously funded. Furthermore, if the Canadian taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of some research and development expenses in the future, our operating results will be materially adversely affected.

    The Corporation expects to expand its development, regulatory, manufacturing and sales and marketing capabilities, and as a result, the Corporation may encounter difficulties in managing its growth, which could disrupt the Corporation’s operations.

    The Corporation expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of drug development, regulatory affairs, manufacturing and sales and marketing. To manage the Corporation’s anticipated future growth, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to the Corporation’s limited financial resources, the Corporation may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The physical expansion of the Corporation’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of the Corporation’s business plans or disrupt the Corporation’s operations.

    The Corporation may acquire businesses or products, or form strategic alliances, in the future, and the Corporation may not realize the benefits of such acquisitions.

    The Corporation may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Corporation believes will complement or augment its existing business. If the Corporation acquires businesses with promising products or technologies, the Corporation may not be able to realize the benefit of acquiring such businesses if the Corporation is unable to successfully integrate them with its existing operations and company culture. The Corporation may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing the Corporation’s business. The Corporation cannot assure investors that, following any such acquisition, it will achieve the expected synergies to justify the transaction.

    The Corporation has limited experience operating internationally, is subject to a number of risks associated with its international activities and operations, and may not be successful in its efforts to expand internationally.

    The Corporation currently has very limited operations outside of Canada. In order to meet the Corporation’s long-term goals, the Corporation would need to grow its international operations significantly. Consequently, the Corporation is and will continue to be subject to additional risks related to operating in foreign countries, including:

      the fact that the Corporation has limited experience operating its business internationally;

      local, economic and political conditions, including inflation, geopolitical events, such as war and terrorism, foreign currency fluctuations and exchange risks, which could result in increased or unpredictable operating expenses and reduced revenues and other obligations incident to doing business in, or with a company located in, another country;

      the Corporation’s customers’ ability to obtain reimbursement for any product candidate in foreign markets, and unexpected changes in reimbursement and pricing requirements, tariffs, trade barriers and regulatory requirements;

      different medical practices and customs in foreign countries affecting acceptance in the marketplace;

      longer lead times for shipping and longer accounts receivable collection times;

      the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

      reduced protection of intellectual property rights in some foreign countries or the existence of additional potentially relevant third party intellectual property rights; and

      compliance with foreign laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, accounting requirements, anti-competition regulations, import, export and trade restrictions, anti-bribery/anti-corruption laws, regulations or rules, which could lead to actions by the Corporation or its licensees, distributors, manufacturers, other third parties who act on its behalf or with whom the Corporation does business in foreign countries or the Corporation’s employees who are working abroad that could subject the Corporation to investigation or prosecution under such foreign laws.

    As a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. holders of the Common Shares.

    Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2020 taxable year and, based on estimates of the Corporation’s income and assets for 2021, the Corporation believes that it may be a PFIC for the 2021 taxable year. This determination depends in part on the Corporation's treatment of government grants received by the Corporation (including certain wage subsidies and funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19) in years 2020 and 2021 as gross income for U.S. federal income tax purposes, but not as passive income for PFIC testing purposes.

    The Corporation will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

    PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.

    If the Corporation is a PFIC for any taxable year during which a U.S. holder (as defined below) holds Common Shares, such U.S. holders could be subject to adverse United States federal income tax consequences whether or not the Corporation continues to be a PFIC. For example, U.S. holders of Common Shares may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Corporation is a PFIC during a taxable year in which a U.S. holder holds Common Shares, such U.S. holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. holder. Although upon request of a U.S. holder of Common Shares, the Corporation will provide the information necessary for a U.S. holder to make the qualified electing fund election with respect to the Corporation, no assurance can be given that such information will be available for any lower-tier PFIC that the Corporation does not control.

    For purposes of this discussion, a "U.S. holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is: (i) An individual who is a citizen or individual resident of United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

    U.S. holders of Common Shares are urged to consult their own tax advisers as to the United State federal income tax consequences related to the Corporation’s classification as a PFIC.

    United States investors may not be able to obtain enforcement of civil liabilities against the Corporation.

    The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, that the majority of the Corporation's officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Corporation's assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation's directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

    As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

    The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although it is required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis as they would with a domestic U.S. issuer when the Corporation's officers, directors and principal shareholders purchase or sell securities of IMV as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the U.S. proxy rules under the Exchange Act.

    The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

    In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

VI.	DIVIDENDS

    The Corporation has not declared or paid any dividends on its Common Shares to date. The payment of dividends in the future will be dependent on the Corporation’s earnings, financial condition and such other factors as the Corporation’s Board of Directors considers appropriate. However, the Corporation’s current policy is to reinvest future earnings in order to finance its growth and the development of its business. As a result, the Corporation does not intend to pay dividends in the foreseeable future.

VII.	DESCRIPTION OF CAPITAL STRUCTURE

    The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value of which, as at March 16, 2021, 67,711,045 Common Shares are issued and outstanding as fully-paid and non-assessable Common Shares. The holders of Common Shares are entitled to receive notice of, to attend and to vote at any meeting of the shareholders of the Corporation and each one Common Share shall carry the right to one vote. Subject to the prior rights of the holders of Preferred Shares (as defined hereinafter), the holders of Common Shares are entitled to receive dividends as and when declared by the

    Board of Directors of the Corporation. The holders of Common Shares have the right, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up thereof.

    The Corporation is also authorized to issue an unlimited number of preferred shares (the “Preferred Shares”) without nominal or per value in one or more series of which, as of the date hereof, none are issued and outstanding. The Board of Directors of the Corporation may determine, before issuance, the designation, rights, privileges and restrictions attached to each series of Preferred Shares provided that the Preferred Shares shall rank senior to the Common Shares.

VIII.	MARKET FOR SECURITIES

    Trading Price and Volume

    The Common Shares are currently listed and posted for trading on the TSX and Nasdaq and are traded under the symbol “IMV”.

    The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges
	High	Low
	(C$)	(C$)	Total Cumulative Volume(1)
January 2020	C$6.52	C$3.70	1,255,811
February 2020	C$6.69	C$2.87	2,630,254
March 2020	C$4.75	C$1.98	4,080,927
April 2020	C$3.55	C$2.11	2,032,254
May 2020	C$5.53	C$2.94	3,690,494
June 2020	C$4.55	C$3.50	1,886,299
July 2020	C$9.25	C$3.79	15,987,908
August 2020	C$7.58	C$5.19	4,424,862
September 2020	C$6.66	C$5.03	4,063,072
October 2020	C$6.02	C$4.01	3,522,446
November 2020	C$5.30	C$4.15	3,752,792
December 2020	C$5.22	C$3.61	3,025,024

    The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High	Low
	(US$)	(US$)	Total Cumulative Volume
January 2020	US$4.93	US$2.85	1,158,669
February 2020	US$5.12	US$2.13	2,055,492
March 2020	US$3.60	US$1.35	7,742,768
April 2020	US$2.50	US$1.50	3,765,869
May 2020	US$4.00	US$2.06	8,713,265
June 2020	US$3.33	US$2.55	5,428,186
July 2020	US$6.82	US$2.80	94,863,003
August 2020	US$5.73	US$3.92	16,837,648
September 2020	US$5.06	US$3.84	6,623,046
October 2020	US$4.57	US$3.03	5,950,142
November 2020	US$4.05	US$3.13	7,438,279
December 2020	US$3.98	US$2.82	9,020,218

    Prior Sales

    The only securities of IMV that are outstanding but not listed or quoted on a marketplace are stock options, compensation options and deferred stock units.

    Stock Options

    During the year ended December 31, 2020, the Corporation issued 395,850 stock options, which have an exercise period of 5 years from that date of grant:

Date	Number	Exercise Price
January 30, 2020	245,850	$5.98
June 29, 2020	50,000	$4.10
November 11, 2020	100,000	$5.02

IX.	DIRECTORS AND OFFICERS

    Directors

    As at March 16, 2021, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control of over an aggregate of 630,806 Common Shares representing 0.93% of the issued and outstanding Common Shares as at such date. The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders (SEDI) and confirmed with each director or executive officer, as the case may be, individually as at March 16, 2021.

    The following table sets forth the name, province or state and country of residence of each director of the Corporation and states the respective positions and offices held with the Corporation, their principal occupations during the last five years and the periods during which each director has served as a director of the Corporation. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation during Past Five Years	Director Since
Andrew Sheldon(1) (Québec, Québec, Canada)	Chairman of the Board and Director	Chairman of Quebec International Former Chief Executive Officer of Medicago Inc. (Biotech company)	April 2016
Michael Bailey(2)(3) (Boston, Massachusetts, United States)	Director	Chief Executive Officer and Board member of AVEO Oncology	November 2020
Julia P. Gregory(2) (Scarborough, New York, United States)	Director	Chair and CEO of Isometry Advisors Inc. (Management and financial consultants) CEO of ContraFect Corporation (Biotech company)	June 2018
James Hall(3) (Toronto, Ontario, Canada)	Director	President of James Hall Advisors Inc. (advisory firm) Former Senior Vice President of Callidus Capital Corporation (specialized asset-based lender to companies in Canada and the United States)	February 2010
Frederic Ors (Québec, Québec, Canada)	Director	Chief Executive Officer of IMV Inc. Former Chief Business Officer of IMV Inc. Former Vice President of Business development and Strategic Planning of Medicago Inc. (biotech company)	April 2016
Wayne Pisano(3) (4) (Lake Ariel, Pennsylvania, United States)	Director	Former President and Chief Executive Officer of VaxInnate
    (pandemic and influenza vaccine company)
    and
    Former President and Chief Executive Officer of Sanofi Pasteur
		(pediatric and adult vaccine manufacturing company)	October 2011
Shermaine Tilley(2)(4) (Toronto, Ontario, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 2016
Markus Warmuth(4) (Boston, Massachusetts, United States	Director	Entrepreneur in residence Third Rock Ventures (venture fund) CEO of H3 Biomedicine	November 2018

(1)	Mr. Sheldon is a non-voting member of the Compensation Committee, Corporate Governance Committee and the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance Committee

    Biographies

    Andrew (Andy) Sheldon, Chairman of the Board and Director

    Mr. Sheldon has thirty years of experience in the pharmaceutical industry and was named CEO of the Year by the Vaccine Industry Excellence awards at the World Vaccine Congress in April 2012. He is the chairman of Québec International and was formerly President and Chief Executive Officer of Medicago Inc. Before joining Medicago Inc. in 2003, Mr. Sheldon served as Vice President, Sales and Marketing, of Shire Biologics and as General Manager of Rhône Merieux Canada. Mr. Sheldon has a Bachelors degree in agricultural sciences from the Université Laval, Québec City, and a bachelor’s of science degree with honors in biological sciences from the University of East Anglia, in Norwich, England.

    Michael Bailey

    Michael has more than 25 years of experience in the pharmaceutical industry. He currently is Chief Executive Officer and Board member of AVEO Oncology which he joined in 2010 as Chief Commercial Officer, subsequently serving Chief Business Officer and then Chief Executive Officer.

    He previously held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. Michael holds an MBA in International Marketing from the Mendoza College of Business at University of Notre Dame and a B.Sc. in Psychology from St. Lawrence University.

    Julia P. Gregory

    Ms. Gregory is a seasoned biotechnology executive with a proven track record for successfully growing, capitalizing and repositioning private and public biotechnology companies. She is well-versed in corporate governance and SEC issues and has extensive experience in recruiting outstanding management teams. As a biotechnology executive, she has raised more than $1.5 billion for biotechnology companies across all types of business cycles and structured creative strategic alliances and transactions for them with pharmaceutical companies including GlaxoSmithKline, Bristol-Myers Squibb Company, Takeda Pharmaceutical Company, Ltd., Genentech, Inc. (now Roche) and Human Genome Sciences (now GSK). Most recently, she was CEO and Board member of ContraFect (Nasdaq: CFRX), which focused on new biologics as an alternative to antibiotics. Prior to ContraFect, she was CEO and Board member of FivePrime Therapeutics (Nasdaq: FXRX), which discovered and developed innovative protein and antibody therapeutics in the fields of oncology and immunology. She was the EVP Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. (Nasdaq: LXRX) during its $220 million initial public offering and was involved in the creation of Lexicon’s $500 million private equity investment plan. In addition to her deep experience in the biopharmaceutical industry, Ms. Gregory has twenty years of investment banking experience, starting at Dillon, Read & Co., Inc. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. Ms. Gregory has also served on the Board of Directors at The Global TB Alliance for Drug Development, Clinipace Worldwide, and the Institute for the Study of Aging, a private foundation for Alzheimers. She was formerly the Executive Chair of Cavion, Inc.(sold to Jazz Pharmaceuticals), Director of the Sosei Group Corporation and currently is a Director at Iconic Therapeutics, Kuur Therapeutics (formerly Cell Medica, Ltd), Freeline Therapeutics Ltd, Nurix Therapeutics, Inc and Biohaven Pharmaceutical Holding Company Ltd. (NYSE: BHVN). Ms. Gregory attained a Masters of Business Administration from The Wharton School of The University of Pennsylvania and her B.A. in International Affairs from George Washington University’s Elliott School of International Affairs where she was elected to Phi Beta Kappa.

    James W. Hall, Director

    Mr. Hall is an experienced, knowledgeable and versatile entrepreneur, business operator, corporate investor, director and advisor with expertise in finance (accounting/restructurings/special investigations), private equity, banking and media. He is currently President of James Hall Advisors Inc. – financial and management consultants – and was formerly Senior Vice President of Callidus Capital Corporation (a stressed asset-based lender operating in Canada and the United States). Prior to Callidus, he served as Chairman and CEO of Journal Register Company (Philadelphia-based newspaper company), and was Senior Vice President and Chief Investment Officer of Working Ventures Canadian Fund Inc. from 1990 to 2002. Past corporate directorships include Indigo Books & Music Inc., Atomic Energy of Canada Limited, TerraVest Income Fund, General Donlee Income Fund and International Datacasting Corporation. A Chartered Professional Accountant, Mr. Hall is a graduate of the Richard Ivey School of Business at Western University in London, Ontario.

    Frederic Ors, Chief Executive Officer and Director

    Mr. Ors has served as our Chief Executive Officer since April 2016. He brings over 19 years of experience in the biopharmaceutical industry, having served in a number of management roles encompassing business development, intellectual property, strategic planning, pre-marketing and communication. Before joining IMV, Mr. Ors spent 14 years at Medicago Inc. serving in many roles of increasing responsibility and most recently as Vice President of Business development and Strategic Planning. He also has served as second Vice-Chair of the Vaccine Industry Committee of Biotech Canada for five years between 2012 and 2016. Prior to Medicago Inc., he was licensing manager at the University Paris VII-Denis Diderot, one of the largest science and medical university in France. He has a B.Sc. degree in Biology and a Master degree in Management from the University of Angers (France).

    Wayne Pisano, Director

    Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive. He has a depth of experience across the spectrum of commercial operations, public immunization policies and pipeline development. Mr. Pisano is a former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997 and was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Post his retirement from Sanofi Pasteur, Mr. Pisano joined VaxInnate, a privately held biotech company, from January 2012 until November 2016 serving as president and CEO. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio. He has served as a Board director for AERAS a non-profit organization with a focus on TB vaccine development and is currently a board member of Oncolytics Biotech Inc, Provention Bio Inc. and Altimmune Inc.

    Dr. Shermaine Tilley, Director

    Dr. Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (“PHRI”), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the NIH Small Business Innovation Research (“SBIR”) program in immunology and infectious disease for 10 years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, an MBA from the University of Toronto, and is a member of the CFA Society of Toronto. She currently sits on the boards of CellAegis Devices, Phemi and BIOTECanada.

    Dr. Markus Warmuth, Director

    As a long-time advocate for industry collaboration and data-driven drug discovery, Dr. Warmuth brings over 20 years of immuno-oncology and precision medicine drug development expertise to IMV. He currently serves as an Entrepreneur in Residence at Third Rock Ventures, where he plays an integral role in the venture capital firm’s formation of new anti-cancer biotech companies. Prior to his role at Third Rock, Dr. Warmuth spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of genomics-based precision oncology treatments. Dr. Warmuth has also previously served in multiple roles at the Novartis Institute for Biomedical Research (NIBR) and the Genomics Institute of the Novartis Research Foundation (GNF), including as the Director of Kinase Biology, Head of Oncology Pharmacology. He earned his MD from Ludwig Maximilian University in Munich, Germany.

    Executive Officers

    The following table sets forth the name, province or state and country of residence of the other non-director executive officers:

Name and Municipality of Residence	Position held with the Corporation	Principal Occupation during Past Five Years
Pierre Labbé (Québec City, Québec, Canada)	Chief Financial Officer	Vice President and Chief Financial Officer of Leddartech Inc.
Joanne Schindler (Sherborn, Massachusetts, United States of America)	Chief Medical Officer	VP, Clinical Development, Executive Medical
    Director for H3 Biomedicine
    Clinical Program Lead for Agios Pharmaceuticals
    VP, Clinical Development for Constellation Pharmaceuticals, Inc.
Senior Medical Oncology Consultant for Development Insights LLP, consulting group
Andrew Hall (Gillette, New Jersey, United States of Amerca))	Chief Business Officer	Executive Director, Business Development and Global Alliances for Celgene Executive Director, Global Women’s Health for Merck and Co./Schering-Plough

    Pierre Labbé, CPA, CA, ICD.D, Chief Financial Officer

    Prior to joining IMV, Mr. Labbé was Vice President and Chief Financial Officer of Leddartech Inc. (April 2015 to February 2017), Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 to April 2015), and has experience in the life science sector, having served as Chief Financial Officer and Secretary of Medicago Inc. (2008-2013 and 2004-2007). Mr. Labbé is also a Director of Osisko Gold Royalties Ltd. Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

    Joanne Schindler, MD, Chief Medical Officer

    Prior to joining IMV, Dr. Schindler served as Vice President, Clinical Development and Executive Medical Director at H3 Biomedicine, overseeing the company’s clinical development efforts. Previously, she worked as Vice President, Clinical Development at Constellation Pharmaceuticals, and earlier held various clinical development leadership roles at SynDevRx, ImmunoGen, Novartis, Fresenius Biotech and GlycoGenesys. Joanne holds an M.D. from the University of Connecticut School of Medicine, a D.V.M. from Tufts University School of Veterinary Medicine and a B.A. in biology from Brandeis University.

    Andrew Hall, Chief Business Officer

    Andrew brings more than 20 years of executive experience in biopharmaceuticals and life science. Prior to joining IMV, Mr. Hall served as Executive Director, Business Development and Global Alliances for Celgene, leading new product analytics and commercial strategy for the Immunology and Inflammation Division. Preceding this position, Mr. Hall was the Executive Director, Global Women’s Health for Merck and Co. where he was responsible for oversight of the commercial strategy for the Women’s Health franchise. Mr. Hall holds a Master of Science from RMIT University and a Bachelor of Medical Science with Honors from Melbourne University.

    Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

    Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation or shareholders holding a sufficient number of securities of the Corporation to affect materially the control thereof is, or within 10 years before the date hereof, has been:

a.	a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

	i.	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

	ii.	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

b.	a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c.	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, manager or trustee appointed to hold the assets of the proposed director.

    For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

    Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation has been subject to:

a.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

    Mr. James Hall was the Chairman and Chief Executive Officer of Journal Register Corporation (“JRC”) on February 21, 2009 when JRC filed a voluntary petition for relief under the U.S. Bankruptcy Code (pre-negotiated joint Chapter 11 plan of reorganization). Mr. Hall left JRC in March 2009.

    Conflicts of Interest

    There are no existing or potential material conflicts of interest between the Corporation or its subsidiary and any director or officer of the Corporation or its subsidiary.

X.	CORPORATE GOVERNANCE

    The Board of Directors is committed to developing, implementing and monitoring good corporate governance practices, and providing full and complete disclosure of its systems of corporate governance. The following describes the Corporation’s approach to corporate governance.

    Board of Directors

    The Board is responsible for the supervision of management and for approving the overall direction in a manner which is in the best interests of the Corporation. In order to provide guidance and advise, the Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriately managed, the Board:

      receives periodic reports from management of its assessment and management of such risks;

      monitors financial and operating performance. This ongoing regular monitoring function often entails review and comment by the Board on various management reports; and

      monitors through the Audit Committee, internal accounting and control procedures, including those related to cyber security, and reviews detailed financial information contained in management reports and acts upon the recommendations of the Corporation’s auditors.

    As a practice, the Board approves significant corporate communications with shareholders. The Board currently consists of eight members. The Corporation has historically endeavoured to have a diverse Board with a sufficient number of directors to encourage a variety of opinions on matters which come before the Board, while at the same time limiting its membership to a number of directors that facilitates effective and efficient decision making. While there are no specific criteria for Board membership, the Corporation seeks to attract directors with a wealth of business knowledge and a diversity of business experience.

    Board Functioning

    The Board adopted a corporate governance policy which, among other things, sets out those matters, in addition to those required by statute, which must be brought by the Chief Executive Officer or other senior management to the Board for approval. The Corporate Governance Policy ensures that all major strategic decisions, including any change in our strategic direction and acquisitions or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

    Board Committees

    The Board has an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each committee has a formal mandate outlining its responsibilities and its obligations to report its recommendations and decisions to the Board.

    Audit Committee

    The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (i) the financial information that will be provided to the shareholders and others; (ii) the systems of internal controls which management and the Board of Directors have established; and (iii) the Corporation’s audit and financial reporting process. The external auditors’ ultimate responsibility is to the Board of Directors and the Committee, as representatives of the shareholders. The text of the Audit Committee Mandate is set forth in Schedule A hereto.

    The Audit Committee is currently composed of Mr. James Hall (Chairman), Mr. Wayne Pisano and Mr. Michael Bailey, as well as Mr. Andrew Sheldon, as a non-voting member, all of whom are financially literate and independent directors within the meaning of National Instrument 52-110 – Audit Committees. The education and related experience of each current Audit Committee member is described below.

    James Hall – Mr. Hall, a Chartered Professional Accountant, previously served as Chair of the audit committee of Atomic Energy of Canada Limited, International Datacasting Corporation, Terravest Income Fund and General Donlee Income Fund, and was a member of the audit committee of Journal Register Company and Indigo Books & Music Inc.

    Wayne Pisano – Mr. Pisano holds an MBA and is the former Chief Executive Officer of VaxInnate and prior to that the Chief Executive Officer of Sanofi Pasteur.

    Michael Bailey – Mr. Bailey holds an MBA and is currently the Chief Executive Officer and Board member of AVEO Oncology.

    Andrew Sheldon – Mr. Sheldon has thirty years of experience in the pharmaceutical industry and was formerly the President and Chief Executive Officer of Medicago Inc. since 2003. He was a member of Medicago’s board of directors until September 18, 2013 and has served on several other boards.

    Compensation Committee

    The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:

      the recruitment, hiring, evaluation, determination of terms of employment and the job description of the CEO;

      the Corporation’s compensation strategy, policies and guidelines, taking into account the proposals from the CEO, and to monitor their consistency with the Corporation’s goals and strategies;

      the CEO’s recommendations on the appointment and compensation of Executive Officers and other key employees of the Corporation;

      management incentive and perquisite plans and any non-standard remuneration plans;

      succession planning of the Corporation’s senior management; and

      Board compensation and training matters.

    The Compensation Committee is currently composed of four independent board members: Dr. Shermaine Tilley (Chairman), Mr. Michael Bailey, Ms. Julia P. Gregory, and Mr. Andrew Sheldon, as a non-voting member. The education and related experience (as applicable) of each current member is described below:

    Shermaine Tilley – Dr. Tilley is a Managing Partner at CTI Life Sciences Fund. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (“PHRI”), NY, and on the PHRI Board of Directors.

    Michael Bailey – Mr. Bailey serves as the Chief Executive Officer and Board member of AVEO Oncology. Prior to joining AVEO Oncology, Mr. Bailey held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. Michael holds an MBA from the Mendoza College of Business at University of Notre Dame.

    Julia P. Gregory – Ms. Gregory has an MBA from The Wharton School of The University of Pennsylvania and is the former CEO of ContraFect (Nasdaq: CFRX) and prior to that she was CEO of FivePrime Therapeutics (Nasdaq: FXRX). She was the EVP Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. (Nasdaq: LXRX). Ms. Gregory also has twenty years of investment banking experience.

    Andrew Sheldon – Mr. Sheldon has thirty years of experience in the pharmaceutical industry and is the head of Medicago New Ventures and was formerly the President and Chief Executive Officer of Medicago Inc. since 2003. He was a member of Medicago’s board of directors until September 18, 2013 and has served on several other boards. As Chief Executive Officer of Medicago Inc., Mr. Sheldon was responsible for ensuring compensation levels are competitive and in line with the company’s business strategy.

    Corporate Governance Committee

    The primary function of the Committee is to assist the Board of Directors in the exercise of certain duties regarding the corporate governance of the Corporation. Among others, the Committee develops policies regarding corporate governance for the Corporation, for internal governance as well as for the Corporation’s external communications.

    The Corporate Governance Committee is currently composed of Mr. Wayne Pisano (Chairman), Dr. Shermaine Tilley, Mr. Markus Warmuth as well as Mr. Andrew Sheldon, as a non-voting member. The education and related experience (as applicable) of each current member is described below:

    Wayne Pisano – Mr. Pisano holds an MBA and is the former Chief Executive Officer of VaxInnate and prior to that the Chief Executive Officer of Sanofi Pasteur. He had direct responsibility in evaluating the compensation levels for other executive officers.

    Shermaine Tilley – Dr. Tilley is a Managing Partner at CTI Life Sciences Fund. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and PHRI, NY, and on the PHRI Board of Directors.

    Markus Warmuth – Mr. Warmuth currently serves as an Entrepreneur in Residence at Third Rock Ventures, a venture capital firm. Prior to that, he spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of genomics-based precision oncology treatments. Mr. Warmuth earned his MD from Ludwig Maximilian University in Munich, Germany.

    Andrew Sheldon – Mr. Sheldon has thirty years of experience in the pharmaceutical industry and is the head of Medicago New Ventures and was formerly the President and Chief Executive Officer of Medicago Inc. since 2003. He was a member of Medicago’s board of directors until September 18, 2013 and has served on several other boards. As Chief Executive Officer of Medicago Inc., Mr. Sheldon was responsible for ensuring compensation levels are competitive and in line with the company’s business strategy.

    Committees are empowered to engage, or to request that management engage, outside advisors at the Corporation’s expense. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

    Orientation and Continuing Education

    The Board does not have a formal orientation program for new directors, and does not have any formal continuing education for its members.

    Ethical Business Conduct

    The Board has a written code of business conduct for its directors, officers and employees.

    Assessment

    The Board, the Board Committees and the Directors are subject to an annual assessment. Each Director is required to complete a self-evaluation and an evaluation of the performance of the Board, the Board Committees and their respective chairpersons. These evaluations are then reviewed by the Compensation and Corporate Governance Committee, which presents its recommendations to the Board. The evaluation of the Compensation and Corporate Governance Committee and its Chairperson are reviewed by the Chairman of the Board who presents his recommendations to the Board.

    Compensation

    The Compensation Committee is responsible for determining appropriate compensation for directors in light of the nature of activities and size of the Corporation, and making recommendations to the Board of Directors in that respect.

    External Auditor Service Fees

    The following table summarizes the Audit, Audit Related, Tax Related and Other Fees (excluding expenses and taxes) billed by the Corporation’s auditor, PricewaterhouseCoopers LLP to the Corporation and its subsidiary IMV Technologies Inc. for the two most recently completed fiscal years.

Fees	December 31, 2020	December 31, 2019
Audit Fees (1)	116,100	$95,500
Audit Related Fees (2)	133,110	$58,300
Tax Fees (3)	53,365	$63,012
All Other Fees (4)	12,675	-
Total Fees	$312,250	$216,812

(1)	Audit Fees consist of the aggregate fees billed by the external auditor of the Corporation for audit services.
(2)	Audited Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees” above and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues and the review of documents filed with regulatory authorities.
(3)	Tax Fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.
(4)	All Other Fees include the aggregate fees billed for products and services provided by the auditors, other than the services reported above.

XI.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

    The Corporation is not a party to any legal proceeding, and its property is not and was not the subject of any material legal proceeding, during the year ended December 31, 2020. The Corporation is not aware of any legal proceeding outstanding, threatened or pending as of the date hereof by or against the Corporation.

    The Corporation is not and was not subject to, during the year ended December 31, 2020: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities legislation or by a Canadian securities regulatory authority; (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements entered into with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

XII.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

    There are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

XIII.	TRANSFER AGENT AND REGISTRAR

    The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., at their principal offices located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 and at 1500 Robert-Bourassa Boulevard, 7th Floor, Montréal, Québec, H3A 3S8.

XIV.	MATERIAL CONTRACTS

    The following are the material contracts, other than contracts entered into in the ordinary course of business, that the Corporation has entered into since January 1, 2020 or prior thereto but which are still in effect:

(i)	Equity distribution agreement entered into between IMV and Piper Sandler dated March 18, 2020, June 30, 2020 and October 16, 2020 in connection with ATM Distributions;

(ii)

    a loan agreement between IMV and the Province of Nova Scotia dated as of July 26, 2013 pursuant to which IMV received a loan of $5 million, available in four equal instalments to be used to fund a portion of working capital through 2016; and

(iii)	a license agreement between IMV and Merck KGaA dated as of July 12, 2010 with regards to the world-wide exclusive licensing of survivin-based peptides.

    A copy of these contracts can be found under the profile of the Corporation on SEDAR at www.sedar.com.

XV.	INTERESTS OF EXPERTS

    The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 16, 2021 in respect of the Corporation’s consolidated financial statements as at December 31, 2020 and December 31, 2019 and for each of the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Nova Scotia CPA Code of Professional Conduct and the rules of the SEC.

XVI.	ADDITIONAL INFORMATION

    Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options and to purchase securities and interests of insiders in material transactions, if any, is contained in the Management Information Circular of the Corporation dated May 25, 2020 prepared in connection with the Corporation’s most recent annual shareholders’ meeting and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information, including the Corporation’s audited financial statements and management’s discussion and analysis of financial condition and results of operations, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All information incorporated by reference in this Annual Information Form is or will within the prescribed delays be contained or included in one of the Corporation’s continuous disclosure documents filed with the Canadian securities regulatory authorities, which may be viewed on SEDAR at www.sedar.com, and with the SEC, which may be viewed on EDGAR at www.sec.gov.

    All requests for the above-mentioned documents must be addressed to the Chief Financial Officer of IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4, or by fax at (902) 492-0888.

    SCHEDULE A

    MANDATE OF THE AUDIT COMMITTEE

1.	PURPOSE

    The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (i) the financial information that will be provided to shareholders and others; (ii) the system of internal controls which management and the Board of Directors have established; and (iii) the Corporation’s audit and financial reporting process. The external auditors’ ultimate responsibility is to the Board of Directors and the Committee, as representatives of the shareholders.

    These representatives have the ultimate authority to evaluate and, where appropriate, approve the replacement of the external auditors. The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section 5 of this Mandate of the Committee (the “Mandate”). The Committee will, at all times, be given full access to the Corporation’s management and records and to the external auditors as necessary to carry out these responsibilities.

2.	INTERPRETATION

    An “affiliate” of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified, and includes, without limitation, (a) an Executive Officer of an affiliate; (b) a director who also is an employee of an affiliate; (c) a general partner of an affiliate; and (d) a managing member of an affiliate.

    An “Audit Committee Financial Expert” means a person who has the following attributes: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal control over financial reporting; and (e) an understanding of audit committee functions. A person shall have acquired such attributes through: (a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (d) other relevant experience.

    “Board of Directors” or “Board” means the Board of Directors of IMV Inc.

    “Chairman” means the Chairman of the Committee.

    “Committee” means the Audit Committee of IMV Inc.

    “Committees” means the Committee and the Compensation and Corporate Governance Committees.

    “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

    “Corporation” means collectively, IMV Inc. and any subsidiary, including, without limitation, ImmunoVaccine Technologies Inc.

    “Executive Officer” means the president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

    “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

    “Financially Literate” means the ability to read and understand a set of fundamental financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation (including, without limitation, a balance sheet, income statement, and cash flow statement).

    “Independent Director” means a director who is not an Executive Officer or employee of the Corporation or any other individual who has a direct or indirect relationship with the Corporation, which would interfere with the exercise of independent judgment regarding the best interests of the Corporation or in carrying out the responsibilities of a director. An individual is not an Independent Director if such individual:

(a)	is, or has been within the last three years, an employee or Executive Officer of the Corporation;

(b)	is a Family Member of an individual who is or has been, within the last three years, an Executive Officer of the Corporation;

(c)	is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer, a partner or an employee of a material service provider of the Corporation (including the external auditors);

(d)	participated in the preparation of the financial statements of the Corporation at any time during the past three years;

(e)	is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer of another entity where at any time within the last three years any of the Executive Officer’s of the Corporation served on the entity’s Compensation Committee;

    2

(f)	has a relationship with the Corporation under which he or she may directly or indirectly accept any consulting, advisory or other fees from the Corporation or a related entity, except for any compensation as a member of the Board or as a member of a Committee;

(g)	received (or whose Family Member received) more than C$75,000 in compensation from the Corporation (excluding (A) fees as a director or Committee member, (B) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Corporation, or (C) benefits under a tax-qualified retirement plan or non-discretionary compensation) during any consecutive 12 month period within the last three years) during any consecutive 12 month period within the last three years;

(h)	is, or has a Family Member who is, a partner in, or a controlling shareholder or an Executive Officer of, any organization to which the Corporation made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Corporation’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

(i)	is a natural person who controls the Corporation; or

(j)	is an affiliate of the Corporation (or any subsidiary of the Corporation).

3.	COMPOSITION OF COMMITTEE AND COMMITTEE MEETINGS

3.1	The Committee shall be comprised of at least three Directors, all of whom are Independent Directors. All members of the Committee shall be Financially Literate. The Committee shall also have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Additionally, the Committee shall have at least one member who is an Audit Committee Financial Expert. The same member may satisfy the foregoing requirements.

3.2	The Committee will meet on a quarterly basis and will hold special meetings as circumstances require. The timing of the meetings shall be determined by the Committee. At all Committee meetings a majority of the members shall constitute a quorum. The Board shall appoint the Chairman of the Committee. If the Chairman is not present at a Committee meeting, the members present shall choose one of their number to act as Chairman for the purposes of that specific meeting.

3.3	Notice of each meeting shall be given to each Committee member and may, but is not required, to be given to the other directors and to the Corporation’s senior management. Unless they are expressly called to the meeting, the latter only receive the notice for informational purposes.

3.4	The Committee may invite the persons it considers useful to invite, including the Corporation’s senior management, to attend any of the meetings and participate in discussions concerning the Committee’s business.

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3.5	The Committee members, whenever possible, shall take all necessary steps to attend Committee meetings and to prepare themselves with respect to the matters and documents to be discussed thereat.

3.6	The Committee will receive meeting agendas in advance, along with appropriate briefing material.

3.7	The Committee shall appoint a secretary. The secretary shall attend the meetings, during which he or she shall take minutes. The minutes shall be made available to the directors for consultation and are approved by the Board before being included in the Corporation’s registers or records.

3.8	The Committee shall submit periodically a report to the Board on its activities, including the nature of its deliberations and the related recommendations.

3.9	The Committee, in the performance of its duties, may consult any relevant register or record of the Corporation.

3.10	The Committee members shall receive, in their capacity as Committee members, the compensation that the Board establishes from time to time.

4.	COMMITTEE AUTHORITY AND RELATIONSHIP WITH EXTERNAL AUDITORS

4.1	The external auditors shall report directly to the Committee.

4.2	The Committee reports to the Board of Directors and has the authority:

	a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

	b)	to set and receive appropriate funding from the Corporation to pay the compensation for any advisors (including, without limitation, the external auditors and independent counsel) employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;

	c)	resolve any disagreements between the Corporation’s senior management team and the external auditors regarding financial reporting;

	d)	pre-approve all auditing and non-audit services;

	e)	seek any information it requires from the Corporation’s employees, all of whom are directed to cooperate with the Committee’s requests, or external parties; and

	f)	to communicate directly with the Corporation’s senior management team, external auditors, and outside counsel, as necessary, and separately, as necessary

5.	RESPONSIBILITIES AND DUTIES

5.1	To fulfill its responsibilities and duties, the Committee shall:

Financial Statements

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a)	review the accounting principles, policies and practices followed by the Corporation in accounting for and reporting its financial results of operations;

a)	review the Corporation’s audited annual consolidated financial statements and the unaudited quarterly financial statements, including complex or unusual transactions and areas requiring the exercise of material judgment, and recommend same to the Board for approval prior to publicly disclosing this information. Also review and recommend to the Board for approval any accompanying related documents such as the Annual Information Form or similar filings and the Management’s Discussion and Analysis prior to publicly disclosing this information;

b)	review the draft press releases regarding the annual and interim financial statements and recommend to the Board for approval prior to publicly disclosing this information;

c)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

    Internal Control

d)	consider the effectiveness of the Corporation’s internal control system, including information technology security and control;

e)	understand the scope of the external auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s response;

f)	review the financial risk assessment and management policies followed by the Corporation in operating its business activities and the completeness and fairness of any disclosure thereof, including, without limitation, review of the use of derivative financial instruments by the Corporation;

g)	review and approve any management decision relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, approve the supplier of such service;

h)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation from employees regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by directors, officers and other employees of the Corporation of concerns regarding questionable accounting or auditing matters;

i)	oversee the management of significant and emerging information technology (IT) risks, including cybersecurity, and periodically receive reports form management on major IT projects and the implementation and effectiveness of related risk management programs. These reports should include any relevant information to allow the Committee to make informed judgments on trends and significant exposure to IT risks.

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    External Audit

j)	appoint, compensate and retain the external auditors in connection with preparing or issuing an auditor’s report or with performing other audit, review or attestation services for the Corporation;

k)	oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

l)	obtain, on an annual, basis, a formal written statement from the external auditors delineating the relationship between the external auditors and the Corporation, actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditors under applicable securities laws and stock exchange rules;

m)	discuss with the external auditors their views about the quality of the implementation of International Financial Reporting Standards (or other generally accepted accounting principles used by the Corporation to report its financial statements), with a particular focus on the accounting estimates and judgments made by management and management’s selection of accounting principles. Meet in private with appropriate members of management and separately with the external auditors on a regular basis to share perceptions on these with the external auditors and their views on the adequacy of the Corporation’s financial personnel;

n)	review and provide direction regarding the scope of the annual audit, the audit plan, the access granted to the Corporation’s records and the co-operation of management in any audit and review function;

o)	review the effectiveness of the independent audit effort, including approval of the fees charged in connection with the annual audit, any quarterly reviews and any permitted non-audit services being provided;

p)	assess the effectiveness of the working relationship of the external auditors with management;

q)	determine the nature of non-audit services the external auditors are prohibited from providing to the Corporation, and pre-approve all permitted non-audit services provided by the external auditors to the Corporation;

r)	if appropriate, terminate the appointment of the external auditors;

s)	prepare the report required to be prepared by the Committee pursuant to applicable securities laws for inclusion with the annual financial statements;

t)	at least annually, obtain and review an appropriate report by the external auditors describing: (i) the external auditors’ internal quality-control procedures; (ii) any

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    material issues raised by the most recent internal quality-control review or peer review of the external auditors, or any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with such issues; and (iii) all relationships between the external auditors and the Corporation to enable the assessment of the external auditors;

    Reporting Responsibility

u)	review and reassess annually the Mandate of the Committee for adequacy and recommend any changes to the Board;

v)	report to the Board on the major items covered at each Committee meeting and make recommendations to the Board and management concerning these matters. Annually report to the Board on the effectiveness of the Committee;

w)	perform any other activities consistent with this Mandate, the Corporation’s bylaws and governing law as the Committee or the Board deems necessary or appropriate;

    Compliance

x)	review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up, including disciplinary action of any instances of noncompliance;

v)	review the findings of any examinations by regulatory agencies and any external auditor observations;

w)	review the process for communicating the code of conduct to the Corporation’s employees and for monitoring compliance therewith; and

x)	obtain regular updates from management and Corporation’s legal counsel regarding compliance matters.

    Adopted by the Board on April 6, 2010 and amended on March 10, 2016, May 30, 2018 and November 11, 2020.

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